As filed with the Securities and Exchange Commission on May 16, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SBA COMMUNICATIONS CORPORATION

(Exact name of registrant as specified in its charter)

Florida	65-0716501
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification Number)

5900 Broken Sound Parkway N.W.

Boca Raton, FL 33487

(561) 995-7670

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas P. Hunt, Esq.

Senior Vice President and General Counsel

SBA Communications Corporation

5900 Broken Sound Parkway N.W.

Boca Raton, FL 33487

(561) 995-7670

Fax: (561) 995-7672

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Kara L. MacCullough, Esq.

Esther L. Moreno, Esq.

Holland & Knight LLP

701 Brickell Avenue

Suite 3000

Miami, FL 33131

(305) 374-8500

Fax: (305) 789-7799

From time to time after this registration statement becomes effective.

(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
0.375% Convertible Senior Notes due 2010	$350,000,000 (1)	100%(2)	$350,000,000	$10,745
Class A Common Stock, par value $0.01	10,429,720 (3)	—	—	(4)

(1)	Represents the aggregate principal amount of the notes that we sold in a private placement on March 26, 2007.
(2)	Equals the aggregate principal amount of the notes being registered. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(3)	Represents the number of shares of Class A common stock initially issuable upon conversion of the notes registered hereby. Each $1,000 principal amount of the notes may be converted into 29.7992 shares of Class A common stock, subject to adjustments. There are being registered hereunder 10,429,720 shares of Class A common stock, together with such indeterminable number of shares that may become issuable upon conversion by reason of adjustments to the conversion price
(4)	No separate consideration will be received for the shares of Class A common stock issuable upon conversion of the notes, and, therefore, no registration fee is required pursuant to Rule 457(i) under the Securities Act.

PROSPECTUS

SBA Communications Corporation

$350,000,000 0.375% Convertible Senior Notes due 2010

10,429,720 shares of Class A Common Stock

On March 26, 2007, we issued $350,000,000 in aggregate principal amount of 0.375% convertible senior notes due 2010 (the “notes”) in a private offering. This prospectus covers resales by holders of our notes and shares of our Class A common stock issuable upon conversion of the notes. Additional selling securityholders may be named by prospectus supplement. We will not receive any proceeds from the resale of our notes or Class A common stock hereunder.

We will pay 0.375% interest per annum on the principal amount of the notes, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2007. Interest on the notes will accrue from March 26, 2007, which is the date of issuance, or from the most recent date to which interest has been paid or duly provided for. The notes will mature on December 1, 2010.

CONVERSION

The notes will be convertible into shares of our Class A common stock, based on an initial conversion rate, subject to adjustment, of 29.7992 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $33.56 per share), in certain circumstances. In the event of certain types of fundamental changes, we will increase the conversion rate by a number of additional shares.

Holders may convert their notes into shares of our Class A common stock on or prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date, under the following circumstances: (i) during any calendar quarter commencing at any time after June 30, 2007 and only during such calendar quarter, if the last reported sale price of our Class A common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter is more than 130% of the applicable conversion price per share of Class A common stock on the last day of such preceding calendar quarter; (ii) during the five business day period after any 10 consecutive trading day period in which the trading price of a note for each day in the measurement period was less than 95% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate; (iii) if specified distributions to holders of our Class A common stock are made or specified corporate transactions occur; or (iv) at any time on or after October 12, 2010. In addition, following certain corporate transactions that constitute certain fundamental changes, we will increase the conversion rate under certain circumstances for a holder that elects to convert its notes in connection with such corporate transactions. Upon conversion, we will have the right to deliver shares of our Class A common stock, cash or a combination of cash and shares of our Class A common stock.

Our Class A common stock is quoted on the Nasdaq Global Select Market under the symbol “SBAC.” On May 11, 2007, the last reported sale price of our Class A common stock on the Nasdaq Global Select Market was $30.98 per share.

The notes have been eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL” Market of the National Association of Securities Dealers, Inc. Notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL Market. The notes will not be listed on any securities exchange.

REDEMPTION AND REPURCHASE

The notes will not be redeemable at our option prior to their maturity. Holders may require us to repurchase all or a portion of their notes upon a fundamental change, as described in this prospectus, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

RANKING

The notes rank equally in right of payment with all of our future senior debt and senior in right of payment to all of our future subordinated debt. The notes are effectively junior to any of our secured debt to the extent of the value of the assets securing such debt, and effectively subordinated in right of payment to all debt and other liabilities (including trade payables) of our subsidiaries.

Investing in the notes and the Class A common stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

May 16, 2007

i

Prospectus Summary

This summary does not include all of the information you should consider before deciding to purchase any notes or shares of our Class A common stock. Please review this entire prospectus and the information incorporated herein by reference, including the risk factors section and our consolidated financial statements and related notes, before you decide to purchase any notes or shares of our Class A common stock.

When used in this prospectus, other than in “Description of Notes,” and any prospectus supplement, the terms “SBA,” “we,” “our,” and “us” refer to SBA Communications Corporation and its subsidiaries.

Our Company

We are a leading independent owner and operator of wireless communications towers in 47 of the 48 contiguous United States, Puerto Rico and the U.S. Virgin Islands. Our principal business line is our site leasing business, which contributes over 90% of our segment operating profit. In our site leasing business, we lease antenna space to wireless service providers on towers and other structures that we own, manage or lease from others. The towers that we own have been constructed by us at the request of a wireless service provider, built or constructed based on our own initiative or acquired. As of March 31, 2007, we owned 5,702 towers. We also manage or lease over 5,700 actual or potential communications sites, of which 769 are revenue producing. Our second business line is our site development business, through which we assist wireless service providers in developing and maintaining their own wireless service networks.

Our principal executive offices are located at 5900 Broken Sound Parkway NW, Boca Raton, Florida 33487 and our telephone number is (561) 995-7670. We were founded in 1989 and incorporated in Florida in 1997.

The Notes

On March 26, 2007, we issued and sold $350,000,000 aggregate principal amount of 0.375% convertible senior notes due 2010 in a private offering to Lehman Brothers Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Raymond James & Associates, Inc., which we refer to as the initial purchasers. We were advised by the initial purchasers that the notes were resold in transactions which were exempt from registration requirements of the Securities Act of 1933, as amended to persons reasonably believed by the initial purchasers to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act.

The following is a brief summary of the notes. For a more complete description of the notes, see the section entitled “Description of Notes” in this prospectus.

Issuer	SBA Communications Corporation, a Florida corporation.

Notes	$350,000,000 aggregate principal amount of 0.375% Convertible Senior Notes due 2010.

Maturity	The notes will mature on December 1, 2010, unless earlier converted or repurchased.

Interest Rate	We will pay 0.375% interest per annum on the principal amount of the notes, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2007, to the holders of record at the close of business on the preceding May 15 or November 15, respectively. Interest will accrue from March 26, 2007, which is the date of issuance, or from the most recent date to which interest has been paid or duly provided for.

Ranking

The notes rank equally in right of payment with all of our future senior debt and senior in right of payment to all of our future subordinated debt. The notes are effectively junior to any of our secured debt to the extent of the value of the assets securing such debt, and effectively subordinated in right of payment to all debt and other liabilities (including trade payables) of our subsidiaries.

As of March 31, 2007, our subsidiaries had debt of $1.555 billion, all of which was secured. The indenture governing the notes does not limit the amount of debt that we or our subsidiaries may incur.

Conversion Rights

The notes are convertible at any time prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date, in multiples of at least $1,000 principal amount, under the following circumstances:

•     during any calendar quarter commencing at any time after June 30, 2007 and only during such calendar quarter, if the last reported sale price of our Class A common stock for at least 20 trading days during the 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130% of the applicable conversion price per share of Class A common stock on the last trading day of such preceding calendar quarter;

•     during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each day in the measurement period was less than 95% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate;

•     if specified distributions to holders of our Class A common stock are made or specified corporate transactions occur; or

•     at any time on or after October 12, 2010, which is the 35th scheduled trading day preceding the maturity date.

The notes are convertible based on an initial conversion rate of 29.7992 shares of our Class A common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $33.56 per share). The conversion rate, and thus the conversion price, may be adjusted under certain circumstances, as described under “Description of Notes—Conversion Rate Adjustments.”

We will have the right to deliver shares of our Class A common stock, cash or a combination of cash and shares of our Class A common stock upon conversion, in each case calculated as described under “Description of Notes—Conversion Procedures—Settlement Upon Conversion.” We will from time to time make an election with respect to the method we choose to satisfy our obligation upon conversion, which election shall be effective until we provide notice of an election of a different method of settlement. We may not elect a different method of settlement after the 36th scheduled trading day preceding the maturity date. We have initially elected to settle our conversion obligation in shares of our Class A common stock.

We may at any time, subject to certain exceptions, irrevocably elect to not satisfy our conversion obligations in a combination of cash and shares of our Class A common stock. See “Description of Notes—Conversion Procedures—Settlement Upon Conversion—Our Right to Irrevocably Elect to Exclude Settlement by Combination of Cash and Shares of Class A Common Stock.”

Upon conversion, subject to certain exceptions, holders will not receive any cash payment or shares representing accrued and unpaid interest, if any.

Adjustment to Conversion Rate Upon Certain Corporate Transactions or Events that Constitute a Fundamental Change

If and only to the extent a holder elects to convert its notes in connection with a transaction or event that constitutes a fundamental change pursuant to clauses (1), (2), (4) and (5) of the definition of fundamental change as described in “Description of Notes—Repurchase at the Option of the Holder Upon a Fundamental Change,” we will increase the conversion rate by a number of additional shares. The number of additional shares will be determined by reference to the table in “Description of Notes—Conversion Rate Adjustments—Adjustment to Conversion Rate Upon Conversion Upon Certain Fundamental Changes,” based on the effective date and the price paid per share of our Class A common stock in such transaction or event.

If holders of our Class A common stock receive only cash in the type of transaction or event described above, the price paid per share will be the cash amount paid per share of Class A common stock. Otherwise, the price paid per share will be the average of the last reported sale prices of our Class A common stock over the five trading-day period ending on the trading day preceding the effective date of such transaction or event.

Repurchase Upon Fundamental Change	If we undergo a fundamental change (as defined under “Description of Notes—Repurchase at the Option of the Holder Upon a Fundamental Change”), a holder will have the option to require us to repurchase all or any portion of its notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest to, but not including, the fundamental change repurchase date. We will pay cash for all notes so repurchased.

Events of Default	Except as described below under “Failure to Comply with Reporting Obligations,” if an event of default with respect to the notes occurs, the principal amount of the notes, plus accrued and unpaid interest (including additional interest, if any) may be declared immediately due and payable, subject to certain conditions set forth in the indenture. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving us.

Failure to Comply with Reporting Obligations

Should we fail to comply with the reporting obligations in the indenture, a holder’s remedy for the 365 calendar days after the occurrence of such event of default will consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.50% of the principal amount of the notes. See “Description of Notes—Events of Default; Notice and Waiver.”

Trading	The notes have been eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL” Market of the National Association of Securities Dealers, Inc. Notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL Market. The notes will not be listed on any securities exchange.

Nasdaq Global Select Market symbol for Our Class A Common Stock	Our Class A common stock is quoted on the Nasdaq Global Select Market under the symbol “SBAC.”

For a more complete description of the terms of the notes, see “Description of Notes.” For a more complete description of our Class A common stock, see “Description of Capital Stock.”

Ratio of Earnings to Fixed Charges

For purposes of calculating the ratio of earnings to fixed charges, earnings represents net loss before income taxes, cumulative effect of changes in accounting principles, discontinued operations and dividends on preferred stock. Fixed charges consist of interest expense, the component of rental expense believed by management to be representative of the interest factor thereon, amortization of original issue discount and debt issue costs and preferred dividends. We had a deficiency in earnings to fixed charges of $202.0 million for 2002, $173.1 million for 2003, $143.3 million for 2004, $92.5 million for 2005, $132.9 million for 2006, $16.3 million for the three months ended March 31, 2006 and $9.0 million for the three months ended March 31, 2007. There were no preference dividends paid for the years ended December 31, 2002, 2003, 2004, 2005, 2006, for the three months ended March 31, 2006 and for the three months ended March 31, 2007. Therefore the ratio of combined fixed charges and preference dividends to earnings is equivalent to the ratio of earnings to fixed charges.

Risk Factors

You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated herein by reference and those listed below. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the market price of the notes and the trading price of our Class A common stock. The risk factors relating to our business are contained in our Annual Report on Form 10-K for the year-ended December 31, 2006, as updated by our Quarterly Reports on Form 10-Q. In addition to the risk factors relating to our business, which are incorporated by reference herein, you should carefully consider the risks relating to the notes and our Class A common stock as described below.

Risks Related to the Notes and Our Class A Common Stock

We may not be able to service or refinance our substantial indebtedness.

As indicated below, we have, and will continue to have, a significant amount of indebtedness relative to our equity.

	As of December 31, 2006	As of March 31, 2007
	(in thousands)
Total indebtedness	$1,555,000	$1,905,000
Shareholders’ equity	$385,921	$232,390

As of March 31, 2007, we had approximately $1.905 billion in debt. In addition, we may incur additional indebtedness through other debt instruments as our indenture will not limit the amount of debt that we or our subsidiaries may incur. Of our total indebtedness, $1.555 billion is secured in the Commercial Mortgage Backed Securities market, specifically, $405.0 million of CMBS Certificates, Series 2005-1 were issued in November 2005 (the “Initial CMBS Certificates”) and $1.15 billion of additional CMBS Certificates, Series 2006-1 were issued in November 2006 (the “Additional CMBS Certificates” and collectively with the Initial CMBS Certificates referred to as the “CMBS Certificates”); therefore the future cash flows from our 4,975 towers that secure the CMBS Certificates will not be available to pay the interest or principal of the notes until the principal, interest and all required reserves for the CMBS Certificates are paid. Our ability to service and/or refinance our debt obligations, including the notes, will depend on our future operating performance. In order to manage our substantial amount of indebtedness, we may from time to time sell assets, issue equity, restructure or refinance some or all of our debt (all of which we have done at various times in the last four years). We may not be able to effectuate any of these alternative strategies on satisfactory terms in the future, if at all. The implementation of any of these alternative strategies may dilute our current shareholders or subject us to additional costs or restrictions on our ability to manage our business and as a result could have a material adverse effect on our financial condition and growth strategy.

The notes and the Initial CMBS Certificates mature at approximately the same time. The amounts borrowed under the mortgage loan in connection with the Initial CMBS Certificates have an anticipated repayment date of November 2010 and a final repayment date of November 2035 while the amounts borrowed under the notes have a maturity of December 2010. Additionally, amounts borrowed under the mortgage loan in connection with the Additional CMBS Certificates have an anticipated repayment date of November 2011 and a final repayment date of November 2036. However, if we do not repay the full amount of each mortgage loan component before its respective anticipated repayment date, the interest rate payable on such mortgage loan outstanding will significantly increase in accordance with the formula set forth in the mortgage loan. We may not be able to service these higher interest costs if we cannot refinance the amounts outstanding under the mortgage loan before their anticipated repayment dates. Furthermore, if we cannot refinance these amounts prior to the final repayment date, we may be required to sell a portion or all of our interests in the 4,975 tower sites that, among other things, secure along with their operating cash flows the mortgage loan. Although, the mortgage loan is a limited recourse obligation of SBA Properties, Inc., SBA Sites, Inc., SBA Structures, Inc., SBA Towers, Inc., SBA Towers Puerto Rico, Inc. and SBA Towers USVI, Inc. (collectively, the “Borrowers”) and no holder of the mortgage loan will have recourse to SBA Communications, our operations would be adversely affected if the Borrowers are unable to repay the components of the mortgage loan, which would adversely affect the value of the notes and our Class A common stock issuable upon conversion of the notes. We cannot assure you that our assets would be sufficient to repay all our outstanding indebtedness, including the notes, in full.

Despite our current debt levels, we may still incur substantially more debt or take other actions which would intensify the risks discussed above.

Despite our current consolidated debt levels, we and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. We will not be restricted under the terms of the indenture governing the notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the notes that could have the effect of diminishing our ability to make payments on the notes when due.

Although the notes are referred to as “senior notes,” they will be effectively subordinated to any existing and future debt and other liabilities (including trade payables) of our subsidiaries.

Our subsidiaries are separate and legal entities. Our subsidiaries have no legal obligation to pay any amounts due on the notes or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors. The notes do not restrict the ability of our subsidiaries to incur additional liabilities. As of March 31, 2007, our subsidiaries which comprise the Borrowers had $1.555 billion of debt outstanding under the CMBS Certificates and SBA Senior Finance II LLC was the borrower under a $160 million senior revolving credit facility which had no debt outstanding and was terminated effective April 3, 2007. Significantly all of our cash flows from operations are generated by our subsidiaries and they will use such cash flows to repay their current and future indebtedness prior to distributing any excess funds to us to service the obligations due on the notes.

Although the notes are referred to as “senior notes,” they will be effectively junior to our secured debt.

The notes will be our general unsecured senior obligations. As a result, the notes will be effectively junior to any of our secured debt, to the extent of the value of the assets securing that debt. Further, the notes do not restrict us from incurring debt, including senior secured debt in the future, nor do they limit the amount of debt we can issue that is equal in right of payment. As a result, in the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure secured debt will be available to pay obligations on the notes only after that secured debt has been repaid in full from these assets. There may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding. Our subsidiaries had debt of $1.555 billion as of March 31, 2007, all of which was secured debt.

The convertible note hedge transactions and the sold warrant transactions may affect the value of the notes and our Class A common stock.

In connection with the sale of the notes, we entered into convertible note hedge transactions with affiliates of two of the initial purchasers. These transactions are expected to reduce the potential dilution upon conversion of the notes. We also entered into sold warrant transactions with the hedge counterparties, which could have a dilutive effect on our earnings per share to the extent that the price of our Class A common stock exceeds the strike price of the sold warrants. We applied approximately $49.9 million of the net proceeds from the sale of the notes plus the proceeds from the sale of the sold warrants to pay the cost of the convertible note hedge transactions. In connection with hedging these transactions, the hedge counterparties, or their respective affiliates:

•	purchased shares of our Class A common stock or enter into various derivative transactions with respect to our Class A common stock, concurrently with or shortly after the pricing of the notes; and

•

may enter into, or may unwind, various derivatives and/or purchase or sell our Class A common stock in secondary market transactions following the pricing of the notes (including during any settlement period (as defined under “Description of Notes—Conversion Procedures—Settlement Upon Conversion”) in respect of a conversion of notes).

These activities could have the effect of increasing or preventing a decline in the price of our Class A common stock.

The hedge counterparties, or their respective affiliates, are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our Class A common stock, other of our securities or other instruments they may wish to use in connection with such hedging. In particular, such hedging modification may occur during any settlement period for a conversion of notes and during or after the date of stock settlement of any conversion of notes, which may have a negative effect on the value of the consideration received in relation to the conversion of those notes. In addition, we intend to exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind their hedge position with respect to those exercised options, the hedge counterparties, or their respective affiliates, expect to sell shares of our Class A common stock in secondary market transactions or unwind various derivative transactions with respect to our Class A common stock during or after the settlement period related to the converted notes.

The effect, if any, of any of these transactions and activities on the market price of our Class A common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our Class A common stock and the value of the notes and, as a result, the number of shares and value of the Class A common stock a holder will receive upon the conversion of the notes and, under certain circumstances, a holder’s ability to convert the notes.

The trading price of the notes could be adversely affected by the market price of our Class A common stock, which has historically experienced significant volatility.

Because the notes are convertible based on the shares of our Class A common stock, we expect that, in general, the trading price of the notes will be significantly affected by the market price of our Class A common stock. The market price of our Class A common stock has historically experienced significant fluctuations. The market stock price of our Class A common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed elsewhere in “Risk Factors” and in “Forward-Looking Statements.”

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our Class A common stock, regardless of our operating results.

Volatility or depressed market prices of our Class A common stock could result in volatility or depressed trading prices of the notes, could limit the amount of shares of our Class A common stock, cash or combination of cash and shares of our Class A common stock deliverable upon conversion of the notes, and could make it difficult for a holder to resell the notes, or shares of Class A common stock, if any, issued upon conversion, when a holder wants or at attractive prices.

The conditional conversion feature of the notes may prevent the holders from being able to convert the notes and may impact the trading price of the notes and make them more difficult to resell.

The ability of holders of the notes to convert the notes is conditioned on the satisfaction of a conversion contingency, one of which is that the last reported sale price of our Class A common stock reaching a specified threshold during a specified period. If the last reported sale price threshold for conversion of the notes is satisfied during a calendar quarter, holders may convert the notes only during the subsequent calendar quarter. If such last reported sale price threshold is not satisfied and the other conversion contingencies do not occur, holders would not be able to convert notes except during the period beginning on the 35th scheduled trading day, which is October 12, 2010, to, and including, the second scheduled trading day immediately preceding the maturity date and holders may not be able to receive the value of our Class A common stock into which the notes would otherwise be convertible. An inability to convert may adversely affect the trading price of the notes and/or the resaleability of the notes.

The value of consideration received by holders upon conversion of the notes may be less than the conversion value of the notes on the conversion date.

Upon conversion of the notes, we will deliver shares of our Class A common stock, cash or a combination of cash and shares of our Class A common stock. If we elect to deliver cash or a combination of cash and shares of our Class A common stock in satisfaction of our conversion obligation, the settlement amount will be based upon the daily conversion values for each day of the applicable settlement period of 30 settlement period trading days (as defined under “Description of Notes—Conversion Procedures—Settlement Upon Conversion”). The settlement period will not commence, however, until:

•	with respect to conversion dates occurring during the period beginning 35 trading days preceding the maturity date, the 33rd scheduled trading day immediately preceding the maturity date; and

•	in all other cases, the third trading day following the conversion date.

In addition, we will not be required to deliver the settlement amount of (i) shares of our Class A common stock until the third trading day following the final settlement period trading day of the applicable settlement period, notwithstanding the fact that we have chosen to satisfy our conversion obligation in shares of our Class A common stock and (ii) cash or a combination of cash and shares of our Class A common stock until the third trading day following the final settlement period trading day of the applicable settlement period. Accordingly, the value of the consideration received by holders upon conversion of the notes may be less than the conversion value of the notes on the conversion date.

Upon conversion beginning on October 12, 2010, under certain circumstances holders may not receive the settlement amount until after maturity.

If a holder converts during the period beginning on October 12, 2010, which is the 35th scheduled trading day preceding the maturity date, and ending at 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date and we have elected to satisfy our conversion obligation with respect to the period beginning 35 scheduled trading days preceding the maturity date in cash or a combination of cash and shares of our Class A common stock, a holder may not receive the settlement amount until after the maturity date if there occurs a market disruption event on one or more settlement period trading days during the 30 settlement period trading-day settlement period, which will begin on the 33rd scheduled trading day immediately preceding the maturity date.

The issuance of the notes may result in earnings per share dilution.

We may choose to deliver shares of our Class A common stock, cash or a combination of cash and shares of our Class A common stock upon conversion.

The notes are accounted for pursuant to the “if converted method” under Statement of Financial Accounting Standard No. 128. Pursuant to this method, if we had positive earnings, the maximum number of shares of our Class A common stock then issuable upon conversion of the notes would be included in our diluted earnings per share calculation upon issuance of the notes. This would result in an earnings per share dilution for all periods subsequent to the issuance of the notes, commencing with respect to the first period in which we had positive earnings.

Unless we have irrevocably elected not to satisfy our conversion obligation in a combination of cash and shares of our Class A common stock, we may elect to deliver cash or a combination of cash and shares of our Class A common stock upon conversion. Therefore, holders of the notes may receive no shares of our Class A common stock or fewer shares than the number into which their notes are convertible.

We have the right to satisfy our conversion obligation to holders by issuing shares of Class A common stock into which the notes are convertible, the cash value of the Class A common stock into which the notes are convertible, or a combination of cash and shares of our Class A common stock. In addition, we have the right, at any time, subject to certain exceptions, to irrevocably elect not to satisfy our conversion obligations in a combination of cash and shares of our Class A common stock. Accordingly, upon conversion of notes, holders may not receive any shares of our Class A common stock, or they might receive fewer shares of our Class A common stock relative to the conversion value of the notes.

In addition, in the event of our bankruptcy, insolvency or certain similar proceedings during the settlement period, there is a risk that a bankruptcy court may decide a holder’s claim to receive such cash and/or shares of our Class A common stock could be subordinated to the claims of our other creditors or treated as an equity interest in bankruptcy.

The increase in the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate holders.

If a specified corporate transaction that constitutes a make-whole fundamental change (as defined under “Description of Notes—Conversion Rate Adjustments—Adjustment to Conversion Rate Upon Conversion Upon Certain Fundamental Changes”) occurs, with respect to notes converted in connection with such transaction, we will increase the conversion rate by a number of additional shares of our Class A common stock, unless the price paid per share of Class A common stock in such transaction is less than the last reported sale price per share of Class A common stock on March 20, 2007, the date we agreed to sell the notes, (subject to adjustment) or above a specified price (subject to adjustment). A description of how the increase in the conversion rate will be determined is set forth under “Description of Notes—Conversion Rate Adjustments—Adjustments to Conversion Rate Upon Conversion Upon Certain Fundamental Changes.”

Although the increase in the conversion rate is designed to compensate holders for the lost option time value of holders’ notes as a result of certain types of fundamental changes, it may not adequately compensate holders for such loss. Furthermore, our obligation to increase the conversion rate in connection with a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The adjustments to the conversion rate do not cover all dilutive events that may adversely affect the trading price of the notes.

The conversion rate is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our Class A common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, debt, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of Notes—Conversion Rate Adjustments.” However, the conversion rate will not be adjusted for certain other events, such as an issuance of Class A common stock for cash or in connection with an acquisition, that may adversely affect the market price of the Class A common stock. If any of these other events adversely affect the market price of the Class A common stock, it may also adversely affect the trading price of the notes.

The terms of the notes will not contain restrictive covenants and will provide only limited protection in the event of a change of control.

The indenture under which the notes were issued does not contain restrictive covenants that would protect holders from several kinds of transactions that may adversely affect holders. In particular, the indenture does not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional debt. Therefore, the indenture may not protect holders in the event of a highly leveraged transaction or other similar transaction. The requirement that we offer to repurchase the notes upon a change of control of us is limited to the transactions specified under the definition of a “fundamental change” under “Description of Notes—Repurchase at the Option of the Holder Upon a Fundamental Change.” For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the notes. Similarly, the circumstances under which we are required to increase the conversion rate upon the occurrence of a make-whole fundamental change are limited to circumstances in which the notes are converted in connection with such a transaction as set forth under “Description of Notes—Conversion Rate Adjustments—

Adjustments to Conversion Rate Upon Conversion Upon Certain Fundamental Changes.” Accordingly, subject to restrictions contained in our debt agreements, we could enter into certain transactions that could increase the amounts of our debt or otherwise affect our capital structure or any credit ratings and the value of the notes and our Class A common stock, but would not constitute a fundamental change under the indenture governing the notes.

We may not be able to repurchase the notes when required by holders upon a fundamental change.

If a fundamental change occurs, we may not have sufficient funds at such time to repurchase all of the notes tendered for repurchase and we may not be able to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes may be limited by law or by the terms of other agreements relating to our debt outstanding at the time. However, if holders exercise the repurchase right following a fundamental change and we fail to make the required repurchase, it would constitute an event of default under the indenture governing the notes and we expect would constitute an event of default under future debt agreements.

The fundamental change provisions may delay or prevent an otherwise beneficial takeover attempt of our company.

The fundamental change repurchase rights and the provisions requiring an increase to the conversion rate for conversions in connection with make-whole fundamental changes may in certain circumstances delay or prevent a takeover of our company and the removal of incumbent management that might otherwise be beneficial to investors.

We have adopted anti-takeover provisions that could make it more difficult for a third party to acquire us.

Provisions of our articles of incorporation, our bylaws and Florida law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. We adopted a shareholder rights agreement, which could make it considerably more difficult or costly for a person or group to acquire control of us in a transaction that our board of directors opposes. These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our Class A common stock, or could limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

Holders of notes will not be entitled to any rights with respect to our Class A common stock, but will be subject to all changes made with respect to our Class A common stock.

Holders of notes will not be entitled to any rights with respect to our Class A common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Class A common stock), but will be subject to all changes affecting the Class A common stock. Holders will only have rights with respect to our Class A common stock if and when we deliver shares of Class A common stock to holders upon conversion of their notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of Class A common stock to a holder, such holder will not be entitled to vote on the amendment, although it will nevertheless be subject to any changes in the powers or rights of our Class A common stock.

Future sales of our Class A common stock in the public market or the issuance of other equity may adversely affect the market price of the notes, our Class A common stock, or both, and our ability to raise funds in new equity or equity-related offerings.

Except as agreed to under certain lock-up agreements, we are not restricted from issuing additional shares of our Class A common stock, or securities convertible into or exchangeable for our Class A common stock, during the life of the notes and have no obligation to consider holders’ interests for any reason. Sales of a substantial number of shares of our Class A common stock or other equity-related securities in the public market, including sales by any selling securityholder, could depress the market price of the notes, our Class A common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Class A common stock or other equity-related securities would have on the market price of our Class A common stock or the value of the notes. The price of our Class A common stock could be affected by possible sales of our Class A common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our Class A common stock. The hedging or arbitrage could, in turn, affect the market price of the notes.

Resale of the notes and our Class A common stock issuable upon conversion of the notes is subject to significant restrictions.

We have the right, pursuant to the registration rights agreement, to suspend the use of this shelf registration statement in certain circumstances. In the event of such a suspension, holders would not be able to sell any notes or shares of Class A common stock issuable upon conversion of the notes, except in transactions that are exempt from registration requirements of the Securities Act.

An adverse rating of the notes may adversely affect the trading price of the notes.

If the notes are rated in the future and one or more rating agencies assigns a rating lower than the rating expected by investors, or reduces their rating in the future, the trading price of the notes and our Class A common stock could be adversely affected.

Holders may be deemed to have received a taxable dividend without the receipt of any cash.

If we pay a cash dividend on our Class A common stock, an adjustment to the conversion rate will generally result, and holders may be deemed to have received a taxable dividend subject to United States federal income tax without the receipt of any cash. If a holder is a non-U.S. holder (as defined in “Material United States Federal Income and Estate Tax Considerations”), such deemed dividend may be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty.

Our issuance of Class A common stock may trigger a future ownership change which may negatively impact our ability to utilize net operating loss deferred tax assets in the future.

The issuance of Class A common stock upon conversion of the notes, under the terms described in this prospectus, may increase the chance that we will have, or cause, a future ownership change under Section 382 of the Internal Revenue Code of 1986. We may also have a future ownership change, outside of our control, caused by future equity transactions by our current shareholders without any issuance of common stock upon conversion of the notes. Depending on our market value at the time of such future ownership change, an ownership change under Section 382 could negatively impact our ability to utilize our net operating loss deferred tax assets in the event we generate future taxable income. Currently, we have recorded a full valuation allowance against our net operating loss deferred tax asset because we have concluded that our loss history indicates that it is not “more likely than not” that such deferred tax assets will be realized.

Non-U.S. holders may be subject to withholding on payments in connection with repurchase, sale or conversion of notes.

Because we believe that we are a United States real property holding corporation, upon a repurchase, sale or conversion of notes for cash or a combination of cash and Class A common stock, non-U.S. holders may be subject to withholding of U.S. federal income tax, if on the date such holder acquired the notes, all of the notes owned by such holder had a fair market value greater than the fair market value of 5% of the Class A common stock on that date. See “Material United States Federal Income and Estate Tax Considerations.”

Forward-Looking Statements

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements included in this prospectus and the documents incorporated by reference include, but are not limited to, the following:

•

our expectations regarding the growth of the wireless industry and the impact of recent developments, including increasing minutes of use, network coverage requirements, and new available spectrum and our belief that these developments will result in the continued long-term growth of our site leasing revenues and site leasing segment operating profit;

•

our belief that our towers have significant capacity to accommodate additional tenants, that our tower operations are highly scalable and that we can add tenants to our towers at minimal incremental costs;

•	our belief regarding our position to capture additional site leasing business in our markets and identify and participate in site development projects across our markets;

•	expectations regarding the quality of our assets, our ability to capitalize on our asset quality and the recurring nature of revenue streams from our site leasing business;

•	our expectations regarding our liquidity, capital expenditures and sources of both, our leverage ratios and our ability to fund operations and meet our obligations as they become due;

•

our expectations regarding our cash capital expenditures in 2007 for maintenance and augmentation and for new tower builds, tower acquisitions and ground lease purchases and our ability to fund such cash capital expenditures;

•	our intent to build approximately 80 to 100 new towers in 2007;

•	our intent that substantially all of our new builds will have at least one tenant upon completion and our expectation that some will have multiple tenants;

•

our intent to pursue tower acquisitions that meet or exceed our internal guidelines, our expectations regarding the number of towers that we will be able to acquire in 2007, the amount and type of consideration that will be paid in consideration and our projections regarding the financial impact of such acquisitions;

•

our intent to purchase and/or enter into long-term leases for the land that underlies our towers if available at commercially reasonable prices and the effect of such ground lease purchases on our margins and long-term financial condition;

•	our estimates regarding our annual debt service in 2007 and thereafter; and

•

our estimates regarding certain accounting and tax matters, including the adoption of certain accounting pronouncements and the availability of sufficient net operating losses to offset future taxable income.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•

our ability to sufficiently increase our revenues and maintain expenses and cash capital expenditures at appropriate levels for our business to permit us to meet our anticipated uses of liquidity for operations and estimated portfolio growth;

•	the ability of our clients to access sufficient capital or their willingness to expend capital to fund network expansion or enhancements;

•	our ability to continue to comply with covenants and the terms of our mortgage loan which supports our CMBS Certificates;

•

our ability to secure as many site leasing tenants as planned, including our ability to retain current leases on towers and deal with the impact, if any, of recent consolidation among wireless service providers;

•	our ability to secure and deliver anticipated services business at contemplated margins;

•	our ability to successfully implement our strategy of generally having at least one tenant on each new build upon completion;

•	our ability to successfully address zoning issues, permitting and other issues that arise in connection with the building of new towers;

•	our ability to realize economies of scale from our tower portfolio;

•	the business climate for the wireless communications industry in general and wireless communications infrastructure providers in particular;

•	the continued use of towers and dependence on outsourced site development services by the wireless communications industry; and

•

our ability to successfully estimate certain accounting and tax matters, including the effect on our company of adopting certain accounting pronouncements and the availability of sufficient net operating losses to offset taxable income.

Use of Proceeds

The selling securityholders will receive all of the net proceeds from the sale of the notes or shares of our Class A common stock issuable upon conversion of the notes. We will not receive any proceeds from the sale of any of these securities.

Price Range of Class A Common Stock and Dividend Policy

Our Class A common stock is quoted on the Nasdaq Global Select Market under the symbol “SBAC.” The following table presents the high and low closing price for the Class A common stock for the periods indicated:

	Price Range of Class A common stock
Quarter Ended	High	Low
June 30, 2007 (through May 11, 2007)	$31.35	$29.00
March 31, 2007	$30.46	$25.76

December 31, 2006	$28.89	$23.97
September 30, 2006	$25.90	$21.95
June 30, 2006	$26.75	$20.60
March 31, 2006	$24.19	$18.29

December 31, 2005	$19.19	$14.45
September 30, 2005	$16.59	$13.72
June 30, 2005	$13.96	$8.45
March 31, 2005	$10.06	$8.14

On May 11, 2007, the last reported sale price for our Class A common stock was $30.98 per share. As of May 11, 2007, there were 145 record holders of our Class A common stock.

We have never paid a dividend on any shares of Class A common stock and anticipate that we will retain future earnings, if any, to fund the development and growth of our business. Consequently, we do not anticipate paying cash dividends on our Class A common stock at this time.

Description of Notes

The notes were issued under an indenture dated as of March 26, 2007 (the “indenture”) between SBA Communications Corporation, as issuer, and U.S. Bank National Association, as trustee. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes, the indenture and the registration rights agreement, including the definitions of certain terms used in the indenture and the registration rights agreement. We urge holders to read the indenture and the registration rights agreement because it, and not this description, defines their rights as a holder of the notes. We have filed the indenture and the registration rights agreement with the Securities and Exchange Commission as exhibits to a Form 8-K filed by us on March 26, 2007. Holders may request a copy of the indenture and the registration rights agreement from us.

For purposes of this description, references to “we,” “our,” “us” and “the Company” refer only to SBA Communications Corporation and not to its subsidiaries.

Brief Description of the Notes

The notes:

•	are limited to $350.0 million aggregate principal amount;

•	bear interest at a rate of 0.375% per year, payable semi-annually in arrears, on June 1 and December 1 of each year, commencing on June 1, 2007;

•

are our general unsecured senior obligations, ranking equally in right of payment to all of our future unsecured senior debt, effectively junior to any of our secured indebtedness to the extent of the assets securing such indebtedness and effectively subordinated to the indebtedness and other liabilities of our subsidiaries;

•

are convertible by the holder at any time on or prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date, only upon satisfaction of one of the conditions for conversion, as described under “—Conversion Rights,” into shares of our Class A common stock initially based on a conversion rate of 29.7992 shares of our Class A common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $33.56 per share. As described under “Conversion Procedures—Settlement Upon Conversion,” we may choose to deliver shares of our Class A common stock, cash or a combination of cash and shares of our Class A common stock in satisfaction of our obligations upon conversion of the notes. In the event of certain types of fundamental changes, we will increase the conversion rate by a number of additional shares;

•

be subject to repurchase by us, at the holder’s option, if a fundamental change (as defined under “Repurchase at the Option of the Holder Upon a Fundamental Change”) occurs, at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but not including, the repurchase date; and

•	are due on December 1, 2010, unless earlier converted or repurchased by us at the holder’s option.

Other than restrictions described under “Repurchase at the Option of the Holder Upon a Fundamental Change” and “Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “Conversion Rights—Adjustment to Conversion Rate Upon Conversion Upon Certain Fundamental Changes,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in any credit rating that may have been assigned to the notes as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders. In addition, neither we nor any of our subsidiaries will be restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

The notes are not guaranteed by any of our subsidiaries.

No sinking fund is provided for the notes and the notes are not subject to defeasance.

The notes were initially issued in book-entry form only in denominations of $1,000 principal amount and whole multiples thereof. Beneficial interests in the notes are shown on, and transfers of beneficial interests in the notes will be effected only through, records maintained by The Depository Trust Company, or “DTC,” or its nominee, and any such interests may not be exchanged for certificated notes except in limited circumstances. For information regarding conversion, registration of transfer and exchange of global notes held in DTC, see “Form, Denomination and Registration.”

If certificated notes are issued, the holder may present them for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which will initially be the office or agency of the trustee in New York City. However, we or the trustee may require the holder to pay a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in connection with any registration of transfer or exchange of notes.

We may from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

Ranking

The notes are our general unsecured senior obligations that rank equal in right of payment with our existing and future senior indebtedness, senior in right of payment to our future subordinated indebtedness and effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries.

The notes will effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure secured indebtedness will be available to pay obligations on the notes only after all indebtedness under such secured indebtedness has been repaid in full from such assets. We advise the holders that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

As of December 31, 2006, our subsidiaries had debt of $1.555 billion, all of which was secured. The indenture governing the notes does not limit the amount of debt that we or our subsidiaries may incur.

Payment at Maturity

On the maturity date, each holder will be entitled to receive on such date $1,000 in cash for each $1,000 in principal amount of notes, together with accrued and unpaid interest to, but not including, the maturity date. With respect to global notes, principal and interest will be paid to DTC in immediately available funds. With respect to any certificated notes, principal and interest will be payable at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

Interest

The notes will bear interest at a rate of 0.375% per year. Interest will accrue from March 26, 2007, which is the date of issuance, or from the most recent date to which interest has been paid or duly provided for. We will pay interest semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2007 to holders of record at 5:00 p.m., New York City time, on the preceding May 15 or November 15, respectively. However, there are two exceptions to the preceding sentence:

•	we will not pay cash accrued interest on any notes when they are converted, except as described under “—Conversion Rights;” and

•	on the maturity date, we will pay accrued and unpaid interest only to the person to whom we pay the principal amount (which may or may not be the holder of record on the relevant record date).

We will pay interest on:

•	global notes to DTC in immediately available funds;

•

any certificated notes having a principal amount of less than $5,000,000, by check mailed to the holders of those notes; provided, however, at maturity, interest will be payable as described under “—Payment at Maturity;” and

•

any certificated notes having a principal amount of $5,000,000 or more, by wire transfer in immediately available funds at the election of the holders of those notes duly delivered to the trustee at least five business days prior to the relevant interest payment date; provided, however, at maturity, interest will be payable as described under “—Payment at Maturity.”

Interest on the notes for a full interest period will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the notes for any period other than a full interest period will be computed on the basis of the actual number of days elapsed during the period and a 365-day year. If a payment date is not a business day, payment will be made on the next succeeding business day and no additional interest will accrue thereon.

“Business day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

All references to “interest” in this prospectus are deemed to include additional interest, if any, that accrues in connection with the registration rights agreement, if applicable, and additional interest, if any, that accrues in connection with our failure to comply with our reporting obligations under the indenture, if applicable, as described under “—Events of Default; Notice and Waiver.”

Conversion Rights

Subject to the conditions described below under the headings “—Conversion Based on Class A Common Stock Price,” “—Conversion Upon Satisfaction of Trading Price Condition,” “—Conversion Upon Specified Distributions to Holders of Class A Common Stock or Specified Corporate Transactions,” and “—Conversion During the Period Commencing October 12, 2010 to Maturity,” holders may convert each of their notes at an initial conversion rate of 29.7992 shares of Class A common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $33.56 per share of Class A common stock) at any time prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date. A holder may convert fewer than all of such holder’s notes so long as the notes converted are a whole multiple of $1,000 principal amount.

As described under “Conversion Procedures—Settlement Upon Conversion,” we may choose to deliver shares of our Class A common stock, cash or a combination of cash and shares of our Class A common stock upon conversion. We will from time to time make an election with respect to the method we choose to satisfy our obligation upon conversion, which election shall be effective until we provide notice of an election of a different method of settlement. We may not elect a different method of settlement after the 36th scheduled trading day preceding the maturity date. We have initially elected to settle our conversion obligation in shares of our Class A common stock. In addition, we may at any time, subject to certain exceptions, irrevocably elect not to satisfy our conversion obligation in a combination of cash and shares of our Class A common stock.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time.

“Scheduled trading day” means any day on which the primary U.S. national securities exchange or market on which the Class A common stock is listed or admitted for trading is scheduled to be open for trading.

Except as provided in the next paragraph, upon conversion, the holder will not receive any additional cash payment or shares of Class A common stock for accrued and unpaid interest on the notes. Upon conversion, accrued and unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

If you convert your notes after 5:00 p.m., New York City time, on a regular record date for an interest payment date but prior to the corresponding interest payment date, you will receive on the corresponding interest payment date the interest accrued and unpaid on your notes, notwithstanding your conversion of those notes prior to the interest payment date, assuming you were the holder of record on the corresponding record date. At the time you surrender your notes for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the notes being converted on the corresponding interest payment date. The foregoing sentence shall not apply to notes converted:

•	after 5:00 p.m., New York City time, on November 15, 2010, which is the regular record date for the final interest payment date;

•

during the period commencing on the date we give notice of a fundamental change pursuant to “Conversion Upon Specified Distributions to Holders of Class A Common Stock or Specified Corporate Transactions” to, and including, the second trading day immediately preceding the fundamental change repurchase date; or

•	with respect to any overdue interest, if overdue interest exists at the time of conversion.

We will not issue fractional shares of our Class A common stock upon conversion of notes. Instead, we will deliver cash, as described under “Conversion Procedures—Settlement Upon Conversion—Fractional Shares.”

If you have submitted any or all of your notes for repurchase, unless you have withdrawn such notes in a timely fashion, your conversion rights on the notes so subject to repurchase will expire at 5:00 p.m., New York City time, on the second scheduled trading day preceding the fundamental change repurchase date, unless we default in the payment of the repurchase price. If you have submitted any or all of your notes for repurchase, such notes may be converted only if you submit a withdrawal notice, and if the notes are evidenced by a global note, you must comply with appropriate DTC procedures.

Adjustments of a Sum of Shares or Average Prices. Whenever any provision of the indenture requires us to calculate a number of shares of Class A common stock equal to a sum or an average of last reported sale price over multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period from which the sum or average is to be calculated.

Conversion Based on Class A Common Stock Price

A holder may surrender notes for conversion in any calendar quarter commencing at any time after June 30, 2007 and only during such calendar quarter, if the last reported sale price of our Class A common stock for at least 20 trading days during the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter is more than 130% of the applicable conversion price per share of Class A common stock on the last day of such preceding calendar quarter, which we refer to as the “conversion trigger price.”

The conversion trigger price immediately following issuance of the notes is $43.63, which is 130% of the initial conversion price per share of Class A common stock. The foregoing conversion trigger price assumes that no events have occurred that would require an adjustment to the conversion rate.

The “last reported sale price” of our Class A common stock on any date means:

•

the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported by the Nasdaq Global Select Market or the Nasdaq Global Market; or

•

if our Class A common stock is not quoted on the Nasdaq Global Select Market or the Nasdaq Global Market, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our Class A common stock is traded; or

•

if our Class A common stock is not listed for trading on a U.S. national or regional securities exchange, the last quoted bid price for our Class A common stock in the over-the-counter market on that date as reported by Pink Sheets, LLC or similar organization; or

•

if our Class A common stock is not so quoted by Pink Sheets LLC or similar organization, the average of the mid-point of the last bid and ask prices for our Class A common stock on the relevant date from a nationally recognized independent investment banking firm selected by us for this purpose.

The last reported sale price of our Class A common stock will be determined without reference to extended or after hours trading. If during a period applicable for calculating the last reported sale price of our Class A common stock an event occurs that requires an adjustment to the conversion rate, the last reported sale price shall be calculated for such period in a manner determined by us to appropriately reflect the impact of such event on the price of our Class A common stock during such period.

For purposes of determining whether this conversion contingency has been triggered, “trading day” means a day during which:

•

the Nasdaq Global Select Market or the Nasdaq Global Market is open for trading, or if our Class A common stock is not quoted on the Nasdaq Global Select Market or the Nasdaq Global Market, the principal U.S. national or regional securities exchange on which our Class A common stock is listed is open for trading, or if our Class A common stock is not so quoted or listed, any business day; and

•	there is no market disruption event.

For purposes of determining whether this conversion contingency has been triggered, “market disruption event” means, if our Class A common stock is quoted on the Nasdaq Global Select Market or the Nasdaq Global Market or listed on another U.S. national or regional securities exchange, the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any trading day of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our Class A common stock or in any options, contracts or future contracts relating to our Class A common stock.

Whenever the notes shall become convertible upon satisfaction of this condition to conversion, we will notify holders, the trustee and the conversion agent promptly. Simultaneously with providing such notice, we will issue a press release containing the relevant information and make this information available on our website.

Conversion Upon Satisfaction of Trading Price Condition

A holder of notes may surrender all or a portion of its notes for conversion during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the “trading price” (as defined below) of a note, as determined following a request by a holder in accordance with the procedures described below, for each day in the measurement period was less than 95% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate.

The “trading price” of a note on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $5,000,000 aggregate principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that, if only two such bids can reasonably be obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained, that one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one bid for $5,000,000 aggregate principal amount of the notes, then the trading price per $1,000 principal amount of notes will be deemed to be less than 95% of the product of the last reported sale price of our common stock and the applicable conversion rate.

In connection with any conversion upon satisfaction of the above trading price condition, the bid solicitation agent shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of a note provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 95% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we shall instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 95% of the product of the last reported sale price of our common stock and applicable conversion rate. The trustee will initially act as the bid solicitation agent.

Whenever the notes shall become convertible upon satisfaction of this condition to conversion, we will notify holders, the trustee and the conversion agent promptly. Simultaneously with providing such notice, we will issue a press release containing the relevant information and make this information available on our website.

Conversion Upon Specified Distributions to Holders of Class A Common Stock or Specified Corporate Transactions

If we elect to:

•

distribute to all or substantially all holders of our Class A common stock certain rights entitling them to purchase, for a period expiring within 60 calendar days after the date of the distribution, shares of our Class A common stock at a price less than the last reported sale price of a share of our Class A common stock at the time of the distribution; or

•

distribute to all or substantially all holders of our Class A common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our Class A common stock on the day preceding the declaration date for such distribution, we must notify the holders of the notes, the trustee and the conversion agent at least 20 business days prior to the ex-dividend date for such distribution. Simultaneously with providing such notice, we will issue a press release containing the relevant information and make this information available on our website. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place. The “ex-dividend date” is the first date upon which a sale of our Class A common stock does not automatically transfer the right to receive the relevant distribution from the seller of our Class A common stock to its buyer. You may not convert any of your notes based on this conversion contingency if you will otherwise participate in the distribution without conversion as a result of holding the notes.

In addition, in the event of a fundamental change, a holder may surrender notes for conversion at any time beginning on the business day following the effective date of such fundamental change until 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the repurchase date corresponding to such fundamental change. We must notify holders, the trustee and the conversion agent of the anticipated occurrence of such fundamental change no later than five business days prior to the anticipated effective date of such fundamental change. Simultaneously with providing such notice, we will issue a press release containing the relevant information and make this information available on our website.

Conversion During the Period Commencing October 12, 2010 to Maturity

Notwithstanding anything herein to the contrary, a holder may surrender the notes for conversion at any time on or after October 12, 2010, which is the 35th scheduled trading day preceding the maturity date, until 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date.

Conversion Procedures

Procedures to be Followed by a Holder

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date and all taxes or duties, if any. If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with all of these requirements is the “conversion date” under the indenture.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our Class A common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

If a holder has already delivered a repurchase notice as described under “Repurchase at the Option of the Holder Upon a Fundamental Change” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Settlement Upon Conversion

Except to the extent we have irrevocably elected not to satisfy our conversion obligations in a combination of cash and shares of our Class A common stock, we may elect to deliver shares of our Class A common stock, cash or a combination of cash and shares of our Class A common stock in satisfaction of our obligations upon conversion of the notes.

We will from time to time make an election with respect to the method we choose to satisfy our obligation upon conversion, which election shall be effective until we provide notice of an election of a different method of settlement. We initially elect to settle our conversion obligation in shares of our Class A common stock. If we choose to elect a different method of settlement of our conversion obligation in the future, we will provide to all holders of the notes, the trustee and the conversion agent a notice of the newly chosen method of settlement and the effective date of such newly chosen method. Simultaneously with providing such notice, we will issue a press release containing the relevant information and make this information available on our website. We may not elect a different method of settlement after the 36th scheduled trading day preceding the maturity date. In addition, we may at any time irrevocably elect not to satisfy our conversion obligation in a combination of cash and shares of our Class A common stock; provided, however, that after the 36th scheduled trading day preceding the maturity date, in no event may we make such irrevocable election if such election would result in a different method of settlement.

If we choose to satisfy any portion of our conversion obligation by delivering cash, we will specify the portion to be satisfied by the delivery of cash either as (i) the lesser of (a) a fixed dollar amount and (b) the conversion value (as defined below), or (ii) a percentage of the conversion obligation.

Settlement in shares of our Class A common stock only will occur on the third trading day following the final settlement period trading day (as defined below) of the settlement period (as defined below) that would be applicable if settlement were in cash or a combination of cash and shares of our Class A common stock, notwithstanding the fact that we have chosen to satisfy our conversion obligation in shares of our Class A common stock. Settlement in cash and/or shares of our Class A common stock will occur on the third trading day following the final settlement period trading day of the applicable settlement period.

The settlement amount will be computed as follows:

(1) if we elect to satisfy the entire conversion obligation in Class A common stock only, we will deliver to the holder for each $1,000 principal amount of the notes converted a number of shares of our Class A common stock equal to the conversion rate then in effect (which for these purposes will be the conversion rate in effect on the final settlement period trading day of the settlement period that would be applicable if settlement were in cash or a combination of cash and shares of our Class A common stock) (plus cash in lieu of fractional shares, if applicable);

(2) if we elect to satisfy the entire conversion obligation in cash only, we will deliver to the holder for each $1,000 principal amount of the notes converted cash in an amount equal to the conversion value; or

(3) if we elect to satisfy the conversion obligation in a combination of cash and Class A common stock, we will deliver to the holder for each $1,000 principal amount of the notes converted:

•

if we elect to specify a fixed amount: (i) the fixed dollar amount per $1,000 principal amount of the notes of the conversion obligation to be satisfied in cash specified in the notice regarding our chosen method of settlement or, if lower, the conversion value in cash (the “fixed cash amount”) and (ii) a number of shares equal to the sum, for each of the 30 settlement period trading days in the settlement period, of 1/30th of (a) the conversion rate then in effect minus (b) the quotient of (x) the fixed cash amount divided by (y) the VWAP of our Class A common stock on that settlement period trading day (plus cash in lieu of fractional shares if applicable); and

•

if we elect to specify a percentage amount: (i) the dollar amount equal to the sum of the product of the percentage of the conversion obligation to be satisfied in cash specified in the notice regarding our chosen method of settlement multiplied by the daily conversion value for each of the 30 settlement period trading days in the settlement period (the “percentage cash amount”) and (ii) a number of shares equal to the sum, for each of the 30 settlement period trading days in the settlement period, of 1/30th of (a) the conversion rate then in effect minus (b) the product of (x) the percentage of the conversion obligation to be satisfied in cash multiplied by (y) the conversion rate then in effect (plus cash in lieu of fractional shares is applicable). The “settlement period” means the 30 consecutive settlement period trading days:

•

with respect to conversion dates occurring during the period beginning 35 scheduled trading days preceding the maturity date, beginning on and including the 33rd scheduled trading day immediately preceding the maturity date; and

•

in all other cases, beginning on and including the third trading day following the conversion date. The “conversion value,” for every $1,000 principal amount of a note being converted, means an amount equal to the sum of the daily conversion values for each of the 30 settlement period trading days in the settlement period.

The “daily conversion value” for any settlement period trading day equals 1/30th of:

•	the conversion rate in effect on that settlement period trading day multiplied by

•	the VWAP of our Class A common stock on that settlement period trading day.

The “VWAP” for our Class A common stock means, with respect to any settlement period trading day during the settlement period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page SBAC.UQ <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such settlement period trading day; or if such volume-weighted average price is unavailable, the market value per share of our Class A common stock on such settlement period trading day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

A “settlement period trading day” means a day during which:

•	trading in our Class A common stock generally occurs on the primary U.S. national securities exchange or market on which our Class A common stock is listed or admitted for trading; and

•	there is no settlement period market disruption event;

provided, however, that if our Class A common stock is not traded on any market, then “settlement period trading day” shall mean a day that the VWAP of our Class A common stock can be obtained.

A “settlement period market disruption event” means:

•	a failure by the primary U.S. national securities exchange or market on which our Class A common stock is listed or admitted to trading to open for trading during its regular trading session; or

•

the occurrence or existence prior to 1:00 p.m. on any trading day for our Class A common stock of an aggregate one half hour period, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our Class A common stock or in any options, contracts or future contracts relating to our Class A common stock.

Fractional Shares. We will deliver cash in lieu of any fractional shares of Class A common stock issuable in connection with a conversion of notes based on the daily VWAP of our Class A common stock on the final settlement period trading day of the applicable settlement period (in the case of settlement in shares of Class A common stock only, the settlement period that would be applicable if settlement were in cash or a combination of cash and shares of our Class A common stock).

Our Right to Irrevocably Elect to Exclude Settlement by Combination of Cash and Shares of Class A Common Stock. We may at any time irrevocably elect not to satisfy our conversion obligation in a combination of cash and shares of our Class A common stock; provided, however, that after the 36th scheduled trading day preceding the maturity date, in no event may we make such irrevocable election if such election would result in a different method of settlement. Such irrevocable election would be in our sole discretion without the consent of the holders of the notes. If we make such election, we will provide a notice to all holders of the notes, the trustee and the conversion agent of this irrevocable election. Simultaneously with providing such notice, we will issue a press release containing the relevant information and make this information available on our website.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below.

(1) If we issue shares of our Class A common stock as a dividend or distribution on shares of our Class A common stock, or if we effect a share split or share combination of our Class A common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR0× OS’

                    OS0

where,

CR0 = the conversion rate in effect at 5:00 p.m., New York City time, on the record date for such dividend or distribution or the effective date of such share split or share combination;

CR’ = the conversion rate in effect immediately after the record date for such dividend or distribution or the effective date of such share split or share combination;

OS0 = the number of shares of our Class A common stock outstanding at 5:00 p.m., New York City time, on the record date for such dividend or distribution or the effective date of such share split or share combination; and

OS’ = the number of shares of our Class A common stock outstanding immediately after, and solely as a result of, such event.

Any adjustment made pursuant to this clause (1) shall become effective immediately after (x) the record date for such dividend or distribution or (y) the effective date of such share split or share combination. If any dividend or distribution described in this clause (1) is declared but not so paid or made, the conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(2) If we issue to all or substantially all holders of our Class A common stock any rights or warrants entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our Class A common stock, at a price per share less than the current market price (as defined below) of our Class A common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 × OS0 + X

                      OS0 + Y

where,

CR0 = the conversion rate in effect at 5:00 p.m., New York City time, on the record date;

CR’ = the conversion rate in effect immediately after the record date;

OS0 = the number of shares of our Class A common stock outstanding at 5:00 p.m., New York City time, on the record date;

X = the total number of shares of our Class A common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our Class A common stock equal to the aggregate price payable to exercise such rights or warrants divided by the current market price.

Any adjustment made pursuant to this clause (2) shall become effective immediately after the record date for such distribution. In the event that such rights or warrants described in this clause (2) are not so distributed, the conversion rate shall be readjusted to the conversion rate that would then be in effect if the record date for such distribution had not occurred. To the extent that such rights or warrants are not exercised prior to their expiration or shares of Class A common stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the conversion rate shall be readjusted to the conversion rate that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of Class A common stock actually delivered. In determining the aggregate price payable for such shares of Class A common stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration if other than cash to be determined by the board of directors.

(3) If we distribute shares of our capital stock, evidences of our indebtedness, or other assets or property of ours to all or substantially all holders of our Class A common stock, excluding

•	any dividends or distributions referred to in clause (1) above;

•	any rights or warrants referred to in clause (2) above;

•	any dividends or distributions paid referred to in clause (4) below;

•

any dividends and distributions in connection with a reclassification, change, consolidation, merger, conveyance, transfer, sale, lease or other disposition resulting in a change in the conversion consideration pursuant to the last paragraph in this subsection “Conversion Rate Adjustments;”

•	any spin-off to which the provisions set forth below in this clause (3) shall apply, then the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×      SP0

                      SP0 – FMV

where,

CR0 = the conversion rate in effect at 5:00 p.m., New York City time, on the record date;

CR’ = the conversion rate in effect immediately after the record date;

SP0 = the current market price; and

FMV = the fair market value (as determined by our board of directors), on the record date, of the shares of our capital stock, evidences of our indebtedness, or other assets or property of ours so distributed, expressed as an amount per share of our Class A common stock.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our Class A common stock of shares of capital stock of any class or series of, or similar equity interest in, a subsidiary or other business unit of ours, which we refer to as a “spin-off,” that are, or, when issued, will be, quoted or listed on the Nasdaq Global Select Market, Nasdaq Global Market, New York Stock Exchange or any other national or regional securities exchange or market, the conversion rate will instead be adjusted based on the following formula:

CR’ = CR0 × FMV0 +MP0

                            MP0

where,

CR0 = the conversion rate in effect at 5:00 p.m., New York City time, on the record date;

CR’ = the conversion rate in effect immediately after the record date;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our Class A common stock applicable to one share of our Class A common stock over the ten consecutive trading-day period commencing on, and including, the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our Class A common stock over the ten consecutive trading-day period commencing on, and including, the effective date of the spin-off

Any adjustment made pursuant to this clause (3) shall become effective immediately after the record date for such dividend or distribution. In the event that such dividend or distribution described in this clause (3) is not so made, the conversion rate shall be readjusted to be the conversion rate which would then be in effect if such dividend or distribution had not been declared.

(4) If we pay any cash dividend or distribution to all or substantially all holders of our Class A common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 × SP0

                      SP0 – C

where,

CR0 = the conversion rate in effect at 5:00 p.m., New York City time, on the record date;

CR’ = the conversion rate in effect immediately after the record date;

SP0 = the current market price; and

C = the amount in cash per share we distribute to holders of our Class A common stock.

Any adjustment made pursuant to this clause (4) shall become effective immediately after the record date for such dividend or distribution. In the event that any distribution described in this clause (4) is not so made, the conversion rate shall be readjusted to be the conversion rate which would then be in effect if such dividend or distribution had not been declared.

(5) If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our Class A common stock subject to the tender offer rules, to the extent that the cash and value of any other consideration included in the payment per share of Class A common stock exceeds the last reported sale price of our Class A common stock on the trading day preceding the last date (the “expiration date”) on which tenders or exchanges may be made pursuant to such tender offer or exchange offer, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 × FMV + (SP’ × OS’)

                                OS0 × SP’

where,

CR0 = the conversion rate in effect at 5:00 p.m., New York City time, on the expiration date;

CR’ = the conversion rate in effect immediately after the expiration date;

FMV = the fair market value (as determined by our board of directors), on the expiration date, of the aggregate value of all cash and any other consideration paid or payable for shares validly tendered or exchanged and not withdrawn as of the expiration date;

OS’ = the number of shares of our Class A common stock outstanding immediately after the last time tenders or exchanges may be made pursuant to such tender offer or exchange offer (the “expiration time”);

OS0 = the number of shares of our Class A common stock outstanding immediately prior to the expiration time; and

SP’ = the average of the last reported sale prices of our Class A common stock over the ten consecutive trading-day period commencing on the trading day immediately following the expiration date.

Any adjustment made pursuant to this clause (5) shall become effective immediately prior to the opening of business on the trading day immediately following the expiration date. In the event that we are, or one of our subsidiaries is, obligated to purchase shares of our Class A common stock pursuant to any such tender offer or exchange offer, but we are, or such subsidiary is, permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the conversion rate shall be adjusted to be the conversion rate which would then be in effect if such tender offer or exchange offer had not been made. Except as set forth in the preceding sentence, if the application of this clause (5) to any tender offer or exchange offer would result in a decrease in the conversion rate, no adjustment shall be made for such tender offer or exchange offer under this clause (5).

For purposes of clauses (2), (3) and (4) above, “current market price” means the average of the last reported sale prices of our Class A common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the record date for the distribution requiring such computation.

To the extent that we have a rights plan in effect upon conversion of the notes into Class A common stock, you will receive, in addition to the Class A common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the Class A common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our Class A common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Except with respect to a spin-off, in cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of our Class A common stock, distributed to shareholders:

•	equals or exceeds the average of the last reported sale prices of our Class A common stock over the ten consecutive trading-day period ending on the record date for such distribution, or

•	such average last reported sale price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion rate, the holder of a note will be entitled to receive upon conversion, in addition to shares of Class A common stock, cash or combination of cash and shares of Class A common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution, if any, that such holder would have received if such holder had converted such notes immediately prior to the record date for determining the shareholders entitled to receive the distribution.

Notwithstanding the foregoing, we will not make any adjustment if holders may participate in the transaction as a result of holding the notes, without having to convert their notes. In addition, in no event will we adjust the conversion rate to the extent that the adjustment would reduce the conversion price below the par value per share of our Class A common stock.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our Class A common stock, including in connection with satisfaction of our conversion obligation in a combination of cash and shares of our Class A common stock, or any securities convertible into or exchangeable for shares of our Class A common stock or the right to purchase shares of our Class A common stock or such convertible or exchangeable securities. In addition, the applicable conversion rate will not be adjusted:

•

upon the issuance of any shares of our Class A common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our Class A common stock under any plan;

•

upon the issuance of any shares of our Class A common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries; or

•	for a change in the par value of the Class A common stock.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our Class A common stock or rights to purchase shares of our Class A common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of Class A common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material United States Federal Income and Estate Tax Considerations.”

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether aggregate adjustment is less than 1% within one year of the first such adjustment carried forward, upon a fundamental change or upon maturity. Except as described above in this section, we will not adjust the conversion rate.

In the event of:

•	any reclassification of our Class A common stock;

•	a consolidation, merger or combination involving us; or

•	a conveyance, transfer, sale, lease or other disposition to another person of all or substantially all of our property and assets,

in which holders of our Class A common stock received cash, securities or other property in exchange for their shares of Class A common stock, the notes will become convertible based on the type and amount of consideration the holders of our Class A common stock received in such reclassification, consolidation, merger, combination, conveyance, transfer, sale, lease or other disposition. In all cases, the provisions above under “Conversion Procedures—Settlement Upon Conversion” relating to the satisfaction of the conversion obligation shall continue to apply with respect to the calculation of the settlement amount. For purposes of the foregoing, the type and amount of consideration that a holder of our Class A common stock received in the case of reclassifications, consolidations, mergers, combinations, conveyances, transfers, sales, leases or other dispositions that cause our Class A common stock to be exchanged for more than a single type of consideration (determined based in part upon any form of shareholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our Class A common stock that affirmatively made such an election.

Adjustment to Conversion Rate Upon Conversion Upon Certain Fundamental Changes

If you elect to convert your notes at any time during the period permitted for conversion in the event of a fundamental change, which begins on the business day following the effective date of such fundamental change and ends at 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding on the related fundamental change repurchase date, and the fundamental change is a “make-whole fundamental change” (as defined below), the conversion rate will be increased by an additional number of shares of Class A common stock (the “additional shares”) as described below. Any conversion will be deemed to have occurred in connection with such fundamental change only if such notes are surrendered for conversion at a time when the notes would be convertible in light of the occurrence of a fundamental change and notwithstanding the fact that a note may then be convertible because another condition to conversion has been satisfied or no condition to conversion exists.

A “make-whole fundamental change” means any transaction or event that constitutes a fundamental change pursuant to clause (1), (2), (4) and (5) under the definition of fundamental change as described under “Repurchase at the Option of the Holder Upon a Fundamental Change” below.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our Class A common stock in the make-whole fundamental change. If holders of our Class A common stock receive only cash in the make-whole fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our Class A common stock over the five consecutive trading-day period ending on the trading day preceding the effective date of the make-whole fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “Conversion Rate Adjustments.”

The following table sets forth the stock price and the number of additional shares by which the conversion rate shall be increased:

	Stock Price
Effective Date	$28.20	$33.56	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00
March 26, 2007	5.6617	3.3549	1.8410	1.1697	0.7452	0.4720	0.2941	0.1777	0.1017
December 1, 2007	5.6617	3.3523	1.7652	1.0827	0.6638	0.4029	0.2387	0.1351	0.0703
December 1, 2008	5.6617	3.1620	1.5003	0.8394	0.4642	0.2498	0.1271	0.0576	0.0201
December 1, 2009	5.6617	2.6408	0.9700	0.4254	0.1747	0.0622	0.0149	0.0000	0.0000
December 1, 2010	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year. If the stock price is:

•	greater than $70.00 per share (subject to adjustment), the conversion rate will not be increased; or

•	less than $28.20 per share (subject to adjustment), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the total number of shares of Class A common stock issuable upon conversion exceed 35.4609 per $1,000 principal amount of notes (which number shall equal the quotient obtained by dividing the principal amount per note by the closing sale price of our Class A common stock on March 20, 2007, the date we agreed to sell the notes, subject to adjustments in the same manner as the conversion rate as set forth under “Conversion Rate Adjustments.”

Certain continued listing standards of the Nasdaq Stock Market potentially limit the amount by which we may increase the conversion rate. These standards generally require us to obtain the approval of our shareholders before entering into certain transactions that potentially result in the issuance of 20% or more of our outstanding Class A common stock under certain circumstances. Accordingly, we will not increase the conversion rate as described above beyond the maximum level permitted by these continued listing standards. However, if we are satisfying our conversion obligation in shares of our Class A common stock or a combination of cash and shares of Class A common stock, we covenant not to enter into any transaction, or take any other action, that will require an adjustment to the conversion rate that would exceed the number of shares of Class A common stock that would require shareholder approval under the continued listing standards of the Nasdaq Stock Market without having obtained prior shareholder approval.

Any conversion that entitles the converting holder to an increase in the conversion rate as described in this section shall be settled as described under “Conversion Procedures—Settlement Upon Conversion” above.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

Repurchase at the Option of the Holder Upon a Fundamental Change

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to repurchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the “fundamental change repurchase date”) of our choosing that is not less than 20 or more than 35 business days after the date of our notice of the fundamental change. The price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date (unless the fundamental change repurchase date is between a regular record date and the interest payment date to which it relates). Any notes repurchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes were originally issued that any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2) consummation of any share exchange, consolidation or merger of us pursuant to which our Class A common stock will be converted into cash, securities or other property or any conveyance, transfer, sale, lease or other disposition in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee immediately after such event shall not be a fundamental change;

(3) continuing directors cease to constitute at least a majority of our board of directors;

(4) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

(5) our Class A common stock (or other common stock into which the notes are then convertible) ceases to be quoted or listed on a national securities exchange or quoted on the Nasdaq Global Select Market, the Nasdaq Global Market or another established automated over-the-counter trading market in the United States.

A fundamental change will not be deemed to have occurred, however, if at least 95% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the fundamental change consists of shares of common stock listed on a national securities exchange or quoted on the Nasdaq Global Select Market or the Nasdaq Global Market which will be so listed or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible based on such publicly traded securities.

“Continuing director” means a director who either was a member of our board of directors on March 20, 2007, the date we agreed to sell the notes, or who becomes a director of the Company subsequent to that date and whose election, appointment or nomination for election by our shareholders, is duly approved by a majority of the continuing directors on the board of directors of the Company at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire board of directors of the Company in which such individual is named as nominee for director.

On or before the fifth calendar day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the fundamental change repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	that the notes are eligible to be converted, the applicable conversion rate and any adjustments to the applicable conversion rate;

•

that the notes with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture;

•	that a holder must exercise its repurchase right by 5:00 p.m., New York City time, on the business day immediately preceding the fundamental change repurchase date;

•	that a holder has the right to withdraw any notes tendered for repurchase prior to 5:00 p.m., New York City time, on the business day immediately preceding the fundamental change repurchase date; and

•	the procedures that holders must follow to require us to repurchase their notes.

Simultaneously with providing such notice, we will issue a press release containing the relevant information and make this information available on our website.

To exercise the repurchase right, you must deliver, by 5:00 p.m., New York City time, on the business day immediately preceding the fundamental change repurchase date, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of fundamental change repurchase notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:

•

if certificated notes have been issued, the certificate numbers of your notes to be delivered for repurchase, or if certificated notes have not been issued, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if certificated notes have not been issued, your notice must comply with appropriate DTC procedures;

•	the principal amount of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the repurchase notice.

We will be required to repurchase the notes on the fundamental change repurchase date. You will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then

•

the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered or transferred to the paying agent); and

•

all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price and previously accrued and unpaid interest upon delivery or transfer of the notes).

The repurchase rights of the holders could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the notes.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under New York law, which governs the indenture and the notes, or under the laws of Florida, our state of incorporation. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price. See “Risk Factors” under the caption “We may not be able to repurchase the notes when required by holders upon a fundamental change.” If we fail to repurchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

The indenture provides that we may not consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all of our properties and assets to, another person, unless:

•

either (a) we are the surviving corporation or (b) the resulting, surviving or transferee person (if other than us) is a corporation or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity expressly assumes by supplemental indenture all of our obligations under the notes and the indenture and to the extent then still operative, by supplemental agreement all of our obligations under the registration rights agreement;

•	immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture;

•

if as a result of such transaction, the notes become convertible into common stock or other securities issued by a third party, such third party fully and unconditionally guarantees all obligations of us or such successor person under the notes and the indenture and, if applicable, the registration rights agreement; and

•	we have delivered to the trustee certain certificates and opinions of counsel as required by the trustee.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which we are not the surviving corporation, the successor person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, ours, and we shall be discharged from our obligations, under the notes, the indenture and the registration rights agreement.

This covenant includes a phrase relating to the sale, conveyance, transfer and lease of “substantially all” of our property and assets. There is no precise, established definition of the phrase “substantially all” under New York law, which governs the indenture and the notes, or under the laws of Florida, our state of incorporation. Accordingly, the ability of a holder of the notes to require us to repurchase the notes as a result of a sale, conveyance, transfer or lease of less than all of our property and assets may be uncertain.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to repurchase the notes of such holder as described above.

An assumption by any person of our obligations under the notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Events of Default; Notice and Waiver

Each of the following is an event of default:

•	we fail to pay interest on any note when due and payable and such failure continues for a period of 30 calendar days;

•	we fail to pay principal of any note when due at maturity, upon declaration or otherwise, or we fail to pay the repurchase price, in respect of any notes when due;

•

we fail to satisfy our conversion obligation upon exercise of a holder’s conversion right and such failure continues for a period of five calendar days following the scheduled settlement date for such conversion;

•	we fail to comply with our obligations under “Consolidation, Merger and Sale of Assets;”

•

we fail to provide notice of the anticipated effective date or actual effective date of a fundamental change, or notice of specified corporate transactions, as described under “Conversion Rights—Conversion Upon Specified Distributions to Holders of Class A Common Stock or Specified Corporate Transactions,” or “Repurchase at the Option of the Holder Upon a Fundamental Change” in each case on a timely basis;

•

except as provided below with respect to our failure to comply with our reporting obligations under the indenture, we fail for 60 calendar days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of our other agreements contained in the notes or indenture;

•

default by us or any subsidiary in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $50 million (or its foreign currency equivalent) in the aggregate of ours and/or any subsidiary, whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 30 calendar days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding of such failure has been received;

•

a final judgment for the payment of $50 million (or its foreign currency equivalent) or more rendered against us or any subsidiary, which judgment is not fully covered by insurance or not discharged or stayed within 90 calendar days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced or (ii) the date on which all rights to appeal have been extinguished; or

•	certain events involving our bankruptcy, insolvency or reorganization (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions, the aggregate principal amount and accrued and unpaid interest will be due and payable immediately.

The sole remedy for an event of default relating to the failure to comply with the reporting obligations in the indenture, which are described below under “—Reports,” will for the 365 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.5% of the principal amount of the notes. This additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. The additional interest will accrue on all outstanding notes from, and including, the date on which an event of default relating to a failure to comply with the reporting obligations in the indenture first occurs to, but not including, the 365th day thereafter (or such earlier date on which the event of default relating to the reporting obligations shall have been cured or waived). On such 365th day (or earlier, if an event of default relating to the reporting obligations is cured or waived prior to such 365th day), such additional interest will cease to accrue and the notes will be subject to acceleration as provided above if the event of default is continuing. The provisions of the indenture described in this paragraph will not affect the rights the holders of notes in the event of an occurrence of any other event of default.

After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the notes outstanding, by written notice to us and the trustee, may rescind and annul such declaration if:

•

we have paid (or deposited with the trustee a sum sufficient to pay) (1) all overdue interest on all notes; (2) the principal amount of any notes that have become due otherwise than by such declaration of acceleration; (3) to the extent that payment of such interest is lawful, interest upon overdue interest; and (4) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel;

•	rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

•

all events of default, other than the non-payment of the principal amount and any accrued and unpaid interest that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it in its sole discretion against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

•	such holder has previously given the trustee written notice that an event of default is continuing;

•	holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

•	such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

•	the trustee has not complied with such request within 60 calendar days after the receipt of the request and the offer of security or indemnity; and

•

the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-calendar day period.

The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

We are required to notify the trustee promptly, and in any event within 30 calendar days, upon becoming aware of the occurrence of any default under the indenture known to us. The trustee is then required within 90 calendar days of becoming aware of the occurrence of any default to give to the registered holders of the notes notice of all uncured defaults known to it. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 calendar days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year.

Waiver

The holders of a majority in aggregate principal amount of the notes outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except:

•	our failure to pay principal of or interest on any notes when due;

•	our failure to convert any notes into Class A common stock, cash or a combination of cash and our Class A common stock as required by the indenture;

•	our failure to pay the repurchase price on the fundamental change repurchase date in connection with a holder exercising its repurchase rights; or

•	our failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

Modification and Amendment

Changes Requiring Majority Approval

Subject to certain exceptions described below under “—Changes Requiring Approval of Each Affected Holder,” the indenture (including the terms and conditions of the notes) may be amended with the written consent or affirmative vote of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), without notice to any other holder.

Changes Requiring Approval of Each Affected Holder

The indenture (including the terms and conditions of the notes) may not be modified or amended without the written consent or affirmative vote of the holder of each note affected by such change (in addition to the majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes)) to:

•	reduce the principal amount of notes whose holders must consent to an amendment of the indenture or to waive any past default;

•	reduce the rate of or extend the stated time for payment of interest on any note;

•	reduce the principal of or extend the stated maturity of any note;

•	make any change that impairs or adversely affects the conversion rights of any notes;

•

reduce the fundamental change repurchase price of any note, change the time at which holders may require any notes to be repurchased in connection with a fundamental change or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

•	make any note payable in a currency other than that stated in the note;

•

impair the right of any holder to receive payment of principal of and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions of the indenture.

Changes Requiring No Approval

The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the notice to or consent of the holder of any notes, to:

•	cure any ambiguity, omission, defect or inconsistency;

•	provide for the assumption by a successor corporation or limited liability company of our obligations under the indenture;

•

provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

•	add guarantees with respect to the notes;

•	secure the notes;

•	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

•	make any change that does not materially adversely affect the rights of any holder;

•

comply with any requirement of the Securities and Exchange Commission (the “SEC”) in connection with the qualification of, or maintenance of the qualification of, the indenture under the Trust Indenture Act;

•

make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not adversely affect the interests of the holders of the notes in any material respect; and

•	provide for a successor trustee.

Other

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Notes Not Entitled to Consent

Any notes by us or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with us shall be disregarded (from both the numerator and the denominator) for purposes of determining whether the holders of the requisite aggregate principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or on a fundamental change repurchase date, or upon conversion or otherwise, cash or shares of Class A common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Repurchase and Cancellation

We may, to the extent permitted by law, repurchase any notes in the open market or by tender offer at any price or by private agreement. Any notes repurchased by us may, at our option, be surrendered to the trustee for cancellation, but may not be reissued or resold by us. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

Information Concerning the Trustee and Class A Common Stock Transfer Agent and Registrar

We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, bid solicitation agent, notes registrar and custodian for the notes. The trustee or its affiliates may also provide other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Computershare Trust Company, N.A. is the transfer agent and registrar for our Class A common stock.

No Shareholder Rights for Holders of Notes

Holders of the notes, as such, will not have any rights as shareholders of SBA Communications Corporation (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Class A common stock).

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator, shareholder or partner of ours, as such, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Reports

We shall deliver to the trustee, within 15 calendar days after we would have been required to file with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. In the event we are at any time no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we shall continue to provide the trustee with reports containing substantially the same information as would have been required to be filed with the SEC had we continued to have been subject to such reporting requirements. In such event, such reports shall be provided at the times we would have been required to provide reports had we continued to have been subject to such reporting requirements. We also shall comply with the other provisions of Section 314(a) of the Trust Indenture Act.

Governing Law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Calculations in Respect of Notes

We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our Class A common stock, the settlement period and settlement period trading days, the daily conversion values, if applicable, the settlement amount, the conversion rate of the notes and accrued interest payable on the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Form, Denomination and Registration

The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and whole multiples of $1,000.

Global Notes, Book-Entry Form

The notes were initially issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”). Upon issuance, each of the global notes were deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•

upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•

ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 calendar days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 calendar days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated notes, subject to DTC’s procedures; or

•	certain other events provided in the indenture should occur.

Purchase of Convertible Note Hedges and Sale of Warrants

Concurrently with the initial offering of the notes, we entered into convertible note hedge transactions with respect to our Class A common stock with affiliates of two of the initial purchasers. The convertible note hedge transactions cover, subject to anti-dilution adjustments, approximately 10,429,720 shares, of our Class A common stock. Separately and concurrently with entering into the convertible note hedge transactions, we entered into sold warrant transactions whereby we sold to each of the hedge counterparties warrants to acquire, subject to customary anti-dilution adjustments, approximately 10,429,720 shares of our Class A common stock. The sold warrant transactions have an initial exercise price of $55.00 per share.

The convertible note hedge transactions and the sold warrant transactions are separate transactions entered into by us with each of the hedge counterparties, are not part of the terms of the notes and will not affect the holders’ rights under the notes. As a holder of the notes, a holder will not have any rights with respect to the convertible note hedges or the sold warrants.

The convertible note hedge transactions are expected to reduce the potential dilution upon conversion of the notes in the event that the market value per share of our Class A common stock, as measured under the convertible note hedge transactions, at the time of conversion of the notes is greater than the strike price of the convertible note hedges, which corresponds to the initial conversion price of the notes and is similarly subject to certain customary adjustments. If, however, the volume-weighted average price per share of our Class A common stock exceeds the strike price of the sold warrants when it is exercised, there would be dilution from conversion of the notes to the extent that the then volume-weighted average price per share of our Class A common stock exceeds the strike price of the sold warrants.

For a discussion of the impact of any market or other activities by the hedge counterparties in connection with these convertible note hedges and sold warrants, see the “Risk Factors—Risks Relating to the Notes and Our Class A Common Stock—The convertible note hedge transactions and the sold warrant transactions may affect the value of the notes and our Class A common stock.”

Description of Capital Stock

Our authorized capital stock consists of 200,000,000 shares of Class A common stock, par value $.01 per share, 8,100,000 shares of Class B common stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share. We currently have five designated series of preferred stock consisting of 8,050,000 shares of 4% Series A Convertible Preferred Stock, par value $.01 per share, 8,050,000 shares of 4% Series B Redeemable Preferred Stock, par value $.01 per share, 4,472,272 shares of 4% Series C Convertible Preferred Stock, par value $.01 per share, 4,472,272 shares of 4% Series D Redeemable Preferred Stock, par value $.01 per share, and 100,000 shares of Series E Junior Participating Preferred Stock, par value $.01 per share. These shares of preferred stock have been designated as to series and are available for issuance from time to time in one or more series at the discretion of our board of directors. In addition, our board of directors may designate additional series of preferred stock, remove any series of preferred stock, establish or modify the number of shares to be included in each such series, and fix the designations, powers, preferences, rights, restrictions and limitations of the shares of each such series of preferred stock without any further vote or action by our shareholders. Any issuance of preferred stock could be used to discourage, delay or make more difficult a change in control.

We have two classes of authorized common stock: Class A common stock and Class B common stock. The Class A common stock has one vote per share. The Class B common stock has ten votes per share. All outstanding shares of Class A common stock are validly issued, fully paid and non-assessable. As of May 11, 2007, there were 145 record holders of the Class A common stock and 0 record holders of the Class B common stock.

As of May 11, 2007, our outstanding capital stock consisted of 102,833,429 shares of Class A common stock and no shares of Class B common stock. No other shares of any class or series were issued and outstanding as of May 11, 2007.

Except as otherwise required by law or in our articles of incorporation, owners of the Class A common stock and Class B common stock will vote together as a single class on all matters, including the election of directors. Our articles of incorporation provide for a separate class vote of each class of common stock in the event of any amendment that alters the terms of the Class B common stock. Pursuant to our articles of incorporation and bylaws, our board of directors is classified into three classes of directors, denoted as Class I, Class II and Class III.

Class A Common Stock

Voting Rights

Each share of Class A common stock is entitled to one vote. Except as noted above, and except as provided under the Florida Business Corporation Act, the holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters on which shareholders are permitted or entitled to vote.

Convertibility

There are no conversion provisions applicable to the Class A common stock.

Class B Common Stock

Voting Rights

Each share of Class B common stock is entitled to ten votes for each share on all matters presented to the shareholders. Except as provided under the Florida Business Corporation Act, the holders of the shares of Class B common stock and Class A common stock vote together as a single class on all matters on which shareholders are permitted or entitled to vote.

Convertibility

Each outstanding share of Class B common stock may, at the option of the holder thereof, at any time, be converted into one fully paid and non-assessable share of Class A common stock. Each share of outstanding Class B common stock converts into one fully paid and non-assessable share of Class A common stock immediately upon transfer to any holder other than any one or more of the following (an “Eligible Class B Shareholder”): (1) Steven E. Bernstein; (2) other members of his immediate family or their lineal descendants; (3) spouses of lineal descendants or lineal descendants of spouses, whether alive as of the date of the articles of incorporation or born subsequently; (4) any trusts or other estate planning vehicles for the benefit of any of the foregoing, whether existing as of the date of the articles of incorporation or subsequently created; or (5) any estate or tax planning vehicles on the part of Mr. Bernstein. If the shares of Class B common stock held by Eligible Class B Shareholders in the aggregate constitute 10% or less of the outstanding shares of our common stock, or upon the death or mental incapacity of Steven E. Bernstein, each share of Class B common stock shall immediately convert into one fully paid and non-assessable share of Class A common stock. Each share of outstanding Class B common stock which is held by any Eligible Class B Shareholder will immediately convert into one share of Class A common stock at the time that the holder is no longer an Eligible Class B Shareholder.

Provisions Applicable to both the Class A and Class B Common Stock

Dividends

Each share of Class A and Class B common stock is entitled to receive dividends if, as and when declared by the board of directors out of funds legally available for that purpose, subject to preferences that may apply to any preferred stock that we may issue in the future. No dividends may be declared and paid to holders of shares of one class of shares of common stock unless the board of directors at the same time also declares and pays to the holders of the other class of shares of common stock a per share dividend equal to the dividend declared and paid to the holders of the first class of shares of common stock.

Liquidation Rights

In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities and distributions to the holders of any preferred stock that we may issue in the future, if any, of amounts to which they are preferentially entitled, holders of one class of shares of common stock will be entitled to share ratably with holders of the other class of shares of common stock in the distribution of assets to the shareholders.

Other Provisions

There are no cumulative, subscription or preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions, conversion provisions or sinking fund provisions applicable to the Class A and Class B common stock.

The rights and preferences of holders of both classes of common stock are subject to the rights of any series of preferred stock which we may issue in the future.

Registration Rights

Mr. Stoops has the right to have 1,144,863 shares of Class A common stock registered under the Securities Act. If at any time, Mr. Stoops requests that we file a registration statement on Form S-3 for these shares, we will use our best efforts to cause these shares to be registered subject to certain cut-back provisions; provided, however, that we may delay any registration for a period of up to three months for a valid business reason. We will not be required to file a registration statement on Form S-3 more frequently than twice a year. In addition, if we register the sale of any of our equity securities for cash, Mr. Stoops has the right to request that his shares be included in such registration statement, subject to certain cut-back provisions.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to provide for the issuance of shares of preferred stock, in one or more series, to establish the number of shares to be included in each series, to fix the designations, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of preferred stock, all without any further vote or action by our shareholders.

Rights Agreement

On January 11, 2002, our board of directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Class A Common Stock and Class B Common Stock (together, the “Common Stock”). The dividend was paid on

January 25, 2002 (the “Record Date”) to the shareholders of record on that date. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of our Series E Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Stock”), at a price of $70.00 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement dated as of January 11, 2002 (as the same may be amended from time to time, the “Rights Agreement”), between us and Computershare Trust Company, N.A., a federally chartered trust company formerly known as Equiserve Trust Company, N.A., as Rights Agent (the “Rights Agent”).

Until the close of business on the earlier of (i) 10 days following a public announcement that a person (other than an Exempt Person (as defined below)) or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person (other than an Exempt Person) or group of 15% or more of the shares of Common Stock then outstanding (including, in the case of both clause (i) and (ii), any such date which is after the date of this Rights Agreement and prior to the issuance of the Rights) (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced by the shares of Common Stock represented by certificates for Common Stock or shares of Common Stock represented by ownership statements issued with respect to uncertificated shares of Common Stock (“Ownership Statements”) outstanding as of the Record Date, by such Common Stock certificate or Ownership Statement together with a copy of the summary of rights disseminated in connection with the original dividend of Rights.

“Exempt Person” shall mean us, any of our subsidiaries (in each case including, without limitation, in its fiduciary capacity), any of our employee benefit plans or our subsidiaries’ employee benefit plans, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for our employees or any of our subsidiaries’ employees.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock, or the transfer of any shares of Common Stock represented by an Ownership Statement, outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of the summary of rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or Ownership Statement. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on January 10, 2012 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case as described below.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1 per share and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of our liquidation, dissolution or winding up, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Class A Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Class A Common Stock having a market value of two times the Purchase Price.

In the event that, after a person or group has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, our board of directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Class A Common Stock, or a fractional share of Preferred Stock (or of a share of a similar class or series of our preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at our election, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

At any time prior to the time an Acquiring Person becomes such, our board of directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of our company, including, without limitation, the right to vote or to receive dividends.

Anti-takeover Effects of our Articles of Incorporation and Bylaws

Pursuant to our Articles of Incorporation, our board of directors is divided into three classes of directors, denoted as Class I, Class II and Class III. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors shall be filled by a majority of the directors then in office. Our classified board of directors will have the result, unless directors are removed, that at least two annual meetings of shareholders will be required for a majority of shareholders to make a change in control of the board of directors.

Our Articles of Incorporation provide that our board of directors may issue Preferred Stock, in one or more series, to establish the number of shares to be included in each series, to fix the designations, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of Preferred Stock, all without any further vote or action by our shareholders. The existence of authorized but unissued and unreserved Preferred Stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Indemnification

Both our Articles of Incorporation and Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by the Florida Business Corporation Act. In addition, we maintain and pay premiums on an insurance policy on behalf of our directors and officers covering losses from certain claims.

Transfer Agent

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.

Material United States Federal Income and Estate Tax Considerations

The following is a summary of material United States federal income and estate tax consequences of the ownership of notes and the shares of Class A common stock into which the notes may be converted, as of the date hereof. Except where noted, this summary deals only with a note or share of Class A common stock held as a capital asset by a holder who purchased a note on original issuance at its initial offering price, and does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income or estate tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who is an investor in a pass-through entity;

•	a United States person whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a note that is:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a note or share of Class A common stock (other than a partnership) that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” and “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership holds the notes or Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your own tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

U.S. Holders

The following discussion is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes.

Payment of Interest

This discussion assumes that the notes will not be issued with more than a de minimis amount of original issue discount. In such case, interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your usual method of accounting for tax purposes.

Sale, Exchange, Repurchase, or Other Disposition of Notes

Except as provided below under “Conversion of Notes into Class A common stock, Cash or a Combination Thereof” you will generally recognize gain or loss upon the sale, exchange, repurchase or other disposition of a note equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon the sale, exchange, repurchase or other disposition and your adjusted tax basis in the note. Your tax basis in a note will generally be equal to the amount you paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will be subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Conversion of Notes only into Stock

You will not recognize any income, gain or loss on the conversion of your notes into shares of Class A common stock except to the extent of cash received in lieu of a fractional share of Class A common stock and except to the extent of amounts received with respect to accrued interest, which will be taxable as such. The amount of gain or loss on the deemed sale of such fractional share will be equal to the difference between the amount of cash you receive in respect of such fractional share, and the portion of your tax basis in your note that is allocable to the fractional share. The tax basis of the shares of Class A common stock received upon a conversion will equal the adjusted tax basis of the note that was converted plus any income attributable to accrued interest, reduced by the portion of the tax basis that is allocable to any fractional share. Your holding period for shares of Class A common stock will include the period during which you held the notes.

Conversion of Notes into Class A common Stock, Cash or a Combination Thereof

The tax treatment of your conversion of a note into cash and Class A common stock is not entirely clear. We intend to take the position that neither gain nor loss will be recognized by holders on the exchange of notes into shares of Class A common stock upon conversion, except to the extent of cash received, if any, including any cash received in lieu of a fractional share and except to the extent of amounts received with respect to accrued interest, which will be taxable as such. If you receive solely cash in exchange for your notes upon conversion, your gain or loss will be determined in the same manner as if you disposed of the notes in a taxable disposition (as described above under “Sale, Exchange, Repurchase or Other Disposition of Notes”). If a combination of cash and stock is received in exchange for your notes upon conversion, we intend to take the position that gain, but not loss, will be recognized equal to the excess of the fair market value of the Class A common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such, and cash in lieu of a fractional share) over your adjusted tax basis in the note (excluding the portion of the tax basis that is allocable to any fractional share), but in no event should the gain recognized exceed the amount of cash received. If a combination of cash and stock is received upon conversion, the cash you receive could be treated as a dividend with respect to the stock you receive upon conversion if the exchange has the effect of a distribution of a dividend. This is determined based on the facts and circumstances at the time of the conversion.

The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of Class A common stock received upon a conversion (other than Class A common stock attributable to accrued interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the note that was converted or repurchased (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for shares of Class A common stock will include the period during which you held the notes, except that the holding period of any Class A common stock received with respect to accrued interest will commence on the day after the date of receipt.

You should consult your tax advisors regarding the tax treatment of the receipt of cash and stock in exchange for notes upon conversion and the ownership of our Class A common stock.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our Class A common stock and as discussed in “Description of Notes—Conversion Rate Adjustments—Adjustment to Conversion Rate Upon Conversion Upon Certain Fundamental Changes”) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Such a distribution might be treated as a taxable dividend paid to holders of the notes (with an increase in their adjusted tax basis in the notes by the same amount). It is not clear whether a constructive dividend deemed paid to you would be eligible for the preferential rates of United States federal income tax. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of Class A common stock and to the proceeds of a sale of a note or share of Class A common stock paid to you unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide your taxpayer identification number, or certification of exempt status, or if you fail to report in full interest and dividend income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service (“IRS”).

Non-U.S. Holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of Class A common stock.

Payments of Interest

The 30% United States federal withholding tax will not apply to any payment to you of interest on a note under the “portfolio interest rule” provided that:

•	interest paid on the note is not effectively connected with your conduct of a trade or business in the United States,

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.

Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment, then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “Payments of Interest” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

Distributions and Constructive Distributions

Any distributions paid to you with respect to the shares of Class A common stock (and any deemed distributions resulting from certain adjustments, or failure to make adjustments, to the conversion rate including, without limitation, adjustments in respect of taxable dividends to holders of our Class A common stock, see “Constructive Distributions” above) will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

A non-U.S. holder of shares of Class A common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, Repurchase, Conversion or Other Disposition of Notes or Shares of Class A Common Stock

You will recognize gain on the sale, exchange, repurchase or other taxable disposition of a note, or shares of Class A common stock, as well as upon the conversion of a note into cash or into a combination of cash and stock. Nevertheless, such gain generally will not be subject to United States federal income tax unless:

•

that gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for United States federal income tax purposes.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, exchange, repurchase, conversion or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, exchange, repurchase, conversion or other taxable disposition, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If you are a foreign corporation that falls under the first bullet point above, you will be subject to tax on your net gain in the same manner as if you were a U.S. person as defined under the Code and, in addition, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we are currently a United States real property holding corporation. However, any gain recognized by you on a sale, exchange, repurchase, conversion or other taxable disposition of the Class A common stock still would not be subject to United States federal income tax if the Class A common stock were to be “regularly traded” (within the meaning of applicable United States Treasury regulations (on an established securities market (such as, for example, the Nasdaq Global Select Market) and you did not own, directly or constructively, more than 5% of the outstanding Class A common stock at any time during the shorter of (a) the five-year period ending on the date of the sale or other disposition or (b) your holding period. Because the notes are not “regularly traded,” any gain recognized by you on a sale, exchange, repurchase, conversion or other taxable disposition of your notes would not be subject to United States federal income tax unless, on the date you acquire them, your notes have a fair market value greater than the fair market value of 5% of our Class A common stock. Subsequent acquisitions of notes will be aggregated for purposes of this determination. We believe that the Class A common stock will be “regularly traded” (within the meaning of applicable United States Treasury regulations) on an established securities market and that the notes will not be so “regularly traded.” You should consult your tax advisors to determine whether an income tax treaty is applicable.

Any stock or cash which you receive on the sale, exchange, redemption, conversion or other disposition of a note which is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “—Payments of Interest.”

United States Federal Estate Tax

Your estate, provided you are not a resident of the United States for federal estate tax purposes, will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that interest paid on the note would not have been effectively connected with your conduct of a trade or business in the United States and you did not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations. However, shares of Class A common stock held by you at the time of your death will be included in your gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest or dividends that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and we have received from you the statement described above in the last bullet point under “Payments of Interest.” In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

Selling Securityholders

The notes were originally issued by us in a transaction exempt from the registration requirements of the Securities Act and were resold by the initial purchasers in reliance on Rule 144A to persons who represented to the initial purchasers that they were qualified institutional buyers. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and Class A common stock into which the notes are convertible.

The following table sets forth information with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders on or before May 16, 2007. The selling securityholders may offer all, some or none of the notes or Class A common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the Class A common stock, no estimate can be given as to the amount of the notes or the Class A common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

	Principal Amount of Notes Beneficially Owned And Offered (1)	Class A Common Stock Beneficially Owned (2) (3)	Class A Common Stock Offered (1) (3)	Principal Amount of Notes and Shares of Class A Common Stock Beneficially Owned After Completion of the Offering(1)
Name				Number	Percent
Absolute Strategies Fund, Forum Funds Trust (4)	$500,000	14,899	14,899	0	*
Advent Convertible ARB Master	2,328,000	69,372	69,372	0	*
Arkansas Pers (5)	815,000	24,286	24,286	0	*
Boilermakers Blacksmith Pension Trust (6)	555,000	16,538	16,538	0	*
CALAMOS Market Neutral Income Fund – CALAMOS Investment Trust (7)	12,000,000	357,590	357,590	0	*
Canadian Imperial Holdings Inc. (8)(9)	15,000,000	446,988	446,988	0	*
CC Arbitrage, Ltd. (9)(10)	5,000,000	148,996	148,996	0	*
Citigroup Global Markets Inc. (11)(12)	2,950,000	87,907	87,907	0	*
CNH CA Master Account, L.P. (13)	2,000,000	98,336	59,598	38,738	*
DBAG London (9)(14)	20,069,950	598,068	598,068	0	*
D.E. Shaw Valence Portfolios, L.L.C. (9)(15)	20,000,000	595,984	595,984	0	*
FPL Group Employees Pension Plan (16)	275,000	8,194	8,194	0	*
Froley Revy Alternative Strategies (17)	1,000,000	29,799	29,799	0	*
HFR CA Opportunity Master Trust	98,000	2,920	2,920	0	*
KBC Convertibles Mac 28 Limited (9)(18)	3,750,000	111,747	111,747	0	*
KBC Diversified Fund, a segregated portfolio of KBC AIM Master Fund, SPC (9)(19)	8,250,000	245,843	245,843	0	*
LDG Limited (20)	370,000	11,025	11,025	0	*
Lehman Brothers Inc. (12)(21)	5,000,000	148,996	148,996		*
Lyxor Master Trust Fund	74,000	2,205	2,205	0	*
Mackay Shields LLC (9)(22)	21,950,000	994,192	654,092	340,100	*
Mohican VCA Master Fund, Ltd. (23)	2,000,000	59,598	59,598	0	*
Nuveen Preferred & Convertible Fund JQC (24)	2,145,000	63,919	63,919	0	*
Nuveen Preferred & Convertible Income Fund JPC (25)	1,510,000	44,996	44,996	0	*
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund (26)	630,000	18,773	18,773	0	*

Name	Principal Amount of Notes Beneficially Owned And Offered (1)	Class A Common Stock Beneficially Owned (2) (3)	Class A Common Stock Offered (1) (3)	Principal Amount of Notes and Shares of Class A Common Stock Beneficially Owned After Completion of the Offering(1)
				Number	Percent
Quattro Fund Ltd. (27)	5,810,000	173,133	173,133	0	*
Quattro Multistrategy Masterfund LP (28)	560,000	16,687	16,687	0	*
Rhythm Fund, Ltd. (9)(29)	3,125,000	93,122	93,122	0	*
S.A.C. Arbitrage Fund, LLC (30)	9,000,000	268,192	268,192	0	*
Sailfish Multi Strategy Fixed Income Master Fund (G2) Ltd. (31)	14,000,000	417,188	417,188	0	*
SuttonBrook Capital Portfolio LP (32)	14,500,000	432,088	432,088	0	*
TQA Master Fund LTD. (33)	2,368,000	70,564	70,564	0	*
TQA Master Plus Fund LTD. (34)	1,482,000	44,162	44,162	0	*
Vicis Capital Master Fund (35)	12,000,000	357,590	357,590	0	*
Wachovia Securities International LTD (12)	2,500,000	74,498	74,498	0	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC (36)	780,000	23,243	23,243	0	*
Total	$194,394,950	6,171,638	5,792,800

*	Less than one percent.
(1)	Assumes offer and sale of all notes and shares of Class A common stock issuable upon conversion of the notes, although selling securityholders are not obligated to sell any notes or shares of Class A common stock.
(2)	In addition to shares of Class A common stock issuable upon conversion of the notes as described in footnote (1), also includes shares of Class A common stock identified to us by the selling securityholder as owned by it.
(3)	The number of shares of Class A common stock issuable upon conversion of the notes is calculated assuming the conversion of the full amount of notes held by such holder is at the initial conversion rate of 29.7992 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of Notes —Conversion Rights.” As a result, the number of shares of Class A common stock issuable upon conversion of the notes may increase or decrease in the future.
(4)	Absolute Strategies Fund, Forum Funds Trust has indicated that Mohican Financial Management (“Mohican”) is its portfolio manager and exercises voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes. Absolute Strategies Fund, Forum Funds Trust has also indicated that Eric Hage is the portfolio manager of Mohican and that Mr. Hage may be deemed to share dispositive power or voting control over the notes and Class A common stock issuable upon conversion of the notes held by it.
(5)	Arkansas Pers has indicated that Ann Houlihan exercises voting or dispositive power over the notes and Class A common stock issuable upon conversion of the notes held by it.
(6)	Boilermakers Blacksmith Pension Trust has indicated that Ann Houlihan exercises voting or dispositive power over the notes and Class A common stock issuable upon conversion of the notes held by it.
(7)	CALAMOS Market Neutral Income Fund – CALAMOS Investment Trust (“CALAMOS Market”) has indicated that Calamos Advisors LLC (“Calamos”) serves as its investment adviser and Calamos may be deemed to share voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by CALAMOS Market. CALAMOS Market has also indicated that Nick Calamos exercises voting or dispositive power over the notes and Class A common stock issuable upon conversion of the notes held by it.
(8)	Canadian Imperial Holdings Inc. has indicated that Joseph Venn, Sybi Czeneszew and Andrew Henry exercise voting or dispositive power over the notes and Class A common stock issuable upon conversion of the notes held by it.
(9)	The selling securityholder is an affiliate of a broker-dealer.

(10)	CC Arbitrage, Ltd. has indicated that Castle Creek Arbitrage LLC serves as its investment manager under a management agreement and may exercise voting and dispositive power over the notes and Class A common stock issuable upon conversion of the notes held by it. CC Arbitrage, Ltd. has also indicated that Daniel Asher and Allan Weine are the managing members of Castle Creek Arbitrage LLC. Castle Creek Arbitrage LLC and Messrs. Asher and Weine disclaim beneficial ownership of the notes and Class A common stock held by CC Arbitrage, Ltd.
(11)	Citigroup Global Markets Inc. was a joint book-running manager and initial purchaser of the notes in the private placement offering. Citigroup Global Markets Inc. has indicated that Citigroup Inc. is its controlling shareholder.
(12)	The selling securityholder is a broker-dealer.
(13)	Class A common stock listed as beneficially owned in the table includes 38,738 shares of our Class A common stock that CNH CA Master Account, L.P. has indicated are beneficially owned by it in addition to the shares of Class A common stock issuable upon conversion of the notes. CNH CA Master Account, L.P. has indicated that CNH CA, Ltd., CNH CA II, Ltd. and AQR Offshore Multi-Strategy Fund Ltd. are its general partners and that AQR Capital Management LLC is the investment advisor of the general partners and has sole voting and dispositive power over the notes and Class A common stock issuable upon conversion of the notes held by CNH CA Master Account, L.P. CNH CA Master Account, L.P. has also indicated that CNH Partners, LLC serves as its investment advisor and has sole voting and dispositive power over the notes and Class A common stock issuable upon conversion of the notes held by CNH CA Master Account, L.P. Robert Krail, Mark Mitchell and Todd Pulvino serve as investment principals for CNH Partners, LLC.
(14)	DBAG London has indicated that Patrick Corrigan exercises voting power and dispositive control over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(15)	D.E. Shaw Valence Portfolios, L.L.C. has indicated that D.E. Shaw & Co. L.P., as either managing member or investment adviser, has voting and dispositive control over any shares of Class A common stock issuable upon conversion of the notes held by it. D.E. Shaw Valence Portfolios, L.L.C. has also indicated that Julius Gaudio, Eric Wepsic and Anne Dinning, or their designees exercise voting and investment control over the notes on D.E. Shaw & Co. L.P.’s behalf.
(16)	FPL Group Employees Pension Plan has indicated that Ann Houlihan exercises voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(17)	Froley Revy Alternative Strategies has indicated that Ann Houlihan exercises voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(18)	KBC Convertibles Mac 28 Limited has indicated that Carlo Georg has ultimate dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(19)	KBC Diversified Fund, a segregated portfolio of KBC AIM Master Fund, SPC has indicated that Carlo Georg has ultimate dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(20)	LDG Limited has indicated that TQA Investors LLC has sole investment power and sole voting power over the notes and Class A common stock issuable upon the conversion of the notes held by it. LDG Limited has also indicted that TQA Investors LLC’s members are Paul Bucci, Darren Langis, Andrew Anderson and Steven Potamis.
(21)	Lehman Brothers Inc. was a joint book-running manager and an initial purchaser of the notes in the private placement offering.
(22)	Class A common stock listed as beneficially owned in the table includes 340,100 shares of our Class A common stock that MacKay Shields LLC (“MacKay”) has indicated are beneficially owned by it in addition to the shares of Class A common stock issuable upon conversion of the notes. MacKay has indicated that it is an indirect wholly-owned subsidiary of New York Life Insurance Company. Affiliates of New York Insurance Company are registered broker-dealers. MacKay also indicated that Edward Silverstein, as managing director of MacKay, may exercise voting and dispositive power regarding the notes and Class A common stock issuable upon the conversion of the notes held by it. MacKay also indicated that the pecuniary interests in the notes and Class A common stock issuable upon the conversion of the notes held by it are held by a number of clients for whom MacKay serves as discretionary investment advisor or sub-advisor and that such clients have granted MacKay the authority to vote their securities.
(23)	Mohican VCA Master Fund, Ltd. has indicated that Eric Hage and Daniel Hage exercise voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.

(24)	Nuveen Preferred & Convertible Fund JQC has indicated that Ann Houlihan exercises voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(25)	Nuveen Preferred & Convertible Income Fund JPC has indicated that Ann Houlihan exercises voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(26)	Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund has indicated that Marc Rowe, Felix Haldner, Michael Fitchet and Denis O’Malley exercise voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(27)	Quattro Fund Ltd. has indicated that Andrew Kaplan, Brian Swain and Louis Napoli exercise voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(28)	Quattro Multistrategy Masterfund LP has indicated that Andrew Kaplan, Brian Swain and Louis Napoli exercise voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(29)	Rhythm Fund, Ltd. has indicated that Carlo Georg has ultimate dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it.
(30)	S.A.C. Arbitrage Fund, LLC has indicated that each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company, and S.A.C. Capital Management, LLC, a Delaware limited liability company share all dispositive and voting power with respect to the notes and Class A common stock issuable upon the conversion of the notes held by it. S.A.C. Arbitrage Fund, LLC also indicated that Mr. Steven A. Cohen controls both S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC. Each of S.A.C. Capital Advisors, LLC, S.A.C. Capital Management, LLC and Mr. Cohen disclaim beneficial ownership of the notes and Class A common stock issuable upon the conversion of the notes.
(31)	Sailfish Multi Strategy Fixed Income Master Fund (G2) Ltd., (“Sailfish”), a Cayman Island Company, has indicated that Sailfish Capital Partners, LLC, a Delaware limited liability company, serves as its investment manager. Sailfish also indicated that Messrs. Mark Fishman and Sal Naro may be deemed to share beneficial ownership of the notes owned of record by Sailfish by virtue of their status as managing members of Sailfish Capital Partners, LLC. Sailfish has indicated that each of Messrs. Fishman and Naro share investment and voting power with respect to the notes owned by Sailfish, but each disclaim beneficial ownership of such interests.
(32)	SuttonBrook Capital Portfolio LP has indicated that SuttonBrook Capital Management LP is its investment manager and that John London and Steven M. Weinstein are the natural persons with control and voting power over SuttonBrook Capital Management LP.
(33)	TQA Master Fund LTD. has indicated that TQA Investors, LLC exercises voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it. TQA Master Fund LTD. has indicated that Robert Butman, John Idone, Paul Bucci, George Esser, Bartholomew Tesoriero, DJ Langis and Andrew Anderson are the principals of TQA Investors, LLC.
(34)	TQA Master Plus Fund LTD. has indicated that TQA Investors, LLC exercises voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it. TQA Master Plus Fund LTD. has indicated that Robert Butman, John Idone, Paul Bucci, George Esser, Bartholomew Tesoriero, DJ Langis and Andrew Anderson are the principals of TQA Investors, LLC.
(35)	Vicis Capital Master Fund has indicated that Vicis Capital LLC is its investment manager and Shad Stastney, John Succo and Sky Lucas control Vicis Capital LLC equally, but disclaim individual ownership of the securities.
(36)	Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, LLC has indicated that TQA Investors, LLC exercises voting or dispositive power over the notes and Class A common stock issuable upon the conversion of the notes held by it. Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, LLC has indicated that Robert Butman, John Idone, Paul Bucci, George Esser, Bartholomew Tesoriero, DJ Langis and Andrew Anderson are the principals of TQA Investors, LLC.

None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us, our predecessors or affiliates, within the past three years. Citigroup, Deutsche Bank Securities, Lehman Brothers and their affiliates have in the past and may in the future provide financial advisory and other services to us and our affiliates. The selling securityholders purchased all of the notes in private transactions on or after March 26, 2007. All of the notes were “restricted securities” under the Securities Act prior to this registration.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of Class A common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of Class A common stock into which the notes are convertible may increase or decrease.

Plan of Distribution

The notes and the shares of Class A common stock issuable upon conversion of the notes are being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the Class A common stock issuable upon conversion of the notes. We will bear the fees and expenses incurred by us in connection with our obligation to register the notes and the shares of Class A common stock issuable upon conversion of the notes. The selling securityholders will pay all underwriting discounts and commissions and agent’s commissions, if any. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the Class A common stock into which the notes are convertible may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected by a variety of methods, including the following:

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	through the settlement of short-sales, in each case subject to compliance with the Securities Act and other applicable securities laws;

•	if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, which may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The aggregate proceeds to the selling securityholders from the sale of the notes or Class A common stock into which the notes are convertible offered by them will be the purchase price of the notes or Class A common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or Class A common stock into which the notes are convertible to be made directly or through agents.

Our outstanding Class A common stock is quoted on the Nasdaq Global Select Market under the symbol “SBAC.” We do not intend to list the notes for trading on any national securities exchange and can give no assurance about the development of any trading market for the notes.

In connection with the sales of the notes and the shares of Class A common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the notes and the shares of Class A common stock issuable upon the conversion of the notes to close out such short positions, or loan or pledge the notes and the shares of Class A common stock issuable upon conversion of the notes to broker-dealers that in turn may sell such securities. The selling securityholders also may transfer, donate and pledge offered securities, in which case the transferees, donees, pledges or other successors in interest will be deemed selling securityholders for purposes of this transaction.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale by the selling securityholders of the notes or shares of Class A common stock issuable upon conversion of the notes. Selling securityholders may decide to sell all or a portion of the notes or the shares of Class A common stock issuable upon conversion of the notes offered by them pursuant to this prospectus or may decide not to sell any notes or shares of Class A common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying Class A common stock by other means not described in this prospectus.

The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the notes and the shares of Class A common stock issuable upon conversion of the notes may be deemed to be “underwriters,” within the meaning of the Securities Act, and any profit on the sale of the notes or shares of Class A common stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales by the selling securityholders and any other relevant person of any of the notes and the shares of Class A common stock issuable upon conversion of the notes. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of notes or shares of Class A common stock issuable upon conversion to engage in market-making activities with respect to the particular notes and shares of Class A common stock issuable upon conversion of the notes being distributed. All of the above may affect the marketability of the notes and the shares of Class A common stock issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the shares of Class A common stock issuable upon conversion of the notes.

In order to comply with the securities laws of some states, if applicable, the notes and Class A common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and Class A common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale in the state or an exemption from registration or qualification requirements is available and is complied with.

With respect to a particular offering of the notes and the underlying Class A common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or Class A common shares to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and Class A common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the holders and us and their and our respective affiliates, directors, officers, employees, representatives, agents and controlling persons against specific liabilities in connection with the offer and sale of the notes and the Class A common stock, including liabilities under the Securities Act and the Exchange Act.

Legal Matters

The validity of the notes and the Class A common stock issuable upon their conversion has been passed upon by Holland & Knight LLP, Miami, Florida.

Experts

The consolidated financial statements of SBA Communications Corporation and Subsidiaries incorporated by reference in SBA Communications Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2006, and SBA Communications Corporation and Subsidiaries management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room and its copy charges. Our corporate website is www.sbasite.com. The information contained on our website is not part of this prospectus.

Incorporation by Reference

We incorporate by reference into this prospectus the following documents filed by us with the SEC, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, each of which should be considered an important part of this prospectus:

SEC Filing (File No. 000-30110)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Report on Form 10-Q	Quarter ended March 31, 2007

Current Reports on Form 8-K	March 19, 2007, March 26, 2007 and April 4, 2007

Description of our Class A common stock contained in the Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	June 9, 1999 and January 14, 2002

All subsequent documents filed by us under Sections 13(a), 13(c),
14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus, but prior to the termination of the offering.

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

SBA Communications Corporation

5900 Broken Sound Parkway NW

Boca Raton, FL 33487

Phone: (561) 995-7670

Fax: (561) 998-3448

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

SBA Communications Corporation

$350,000,000 0.375% Convertible Senior Notes due 2010

10,429,720 Class A Common Stock

Prospectus

May 16, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses, all of which are to be paid by us, in connection with the sale and distribution of the securities being registered:

Commission Registration Fee	$10,745
Legal Fees and Expenses	50,000	*
Accounting Fees and Expenses	50,000	*
Printing Expenses	50,000	*
Miscellaneous	10,000	*

Total	$170,745	*

*	Estimated.

Item 15.	Indemnification of Directors and Officers.

Under Section 607.0831 of the Florida Business Corporation Act (the “FBCA”), a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act regarding corporate management or policy unless (1) the director breached or failed to perform his or her duties as a director and (2) the director’s breach of, or failure to perform, those duties constitutes: (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of §607.0834 are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

Under Section 607.0850 of the FBCA, a corporation has power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, has reasonable cause to believe that his or her conduct was unlawful.

In addition, under Section 607.0850 of the FBCA, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Under Section 607.0850 of the FBCA, the indemnification and advancement of expenses provided pursuant to Section 607.0850 of the FBCA are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the above liability provisions of Section 607.0834 are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The articles of incorporation of the Company provide that the Company shall, to the fullest extent permitted by applicable law and its by-laws, as amended from time to time, indemnify all of its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits.

3.4	Fourth Amended and Restated Articles of Incorporation of SBA Communications Corporation.(1)

3.5	Amended and Revised By-Laws of SBA Communications Corporation.(1)

4.11	Indenture, dated March 26, 2007, between SBA Communications Corporation and U.S. Bank National Association, as trustee.(2)

4.12	Form of 0.375% Convertible Senior Notes due 2010 (included in Exhibit 4.11).(2)

5.1	Opinion of Holland & Knight LLP.*

10.63	Registration Rights Agreement dated March 26, 2007 between SBA Communications Corporation, Lehman Brothers Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as representatives of the several Initial Purchasers.(2)

10.64	Form of Convertible Bond Hedge Transaction Agreement entered into by SBA Communications Corporation with Citibank, N.A. and Deutsche Bank AG, London Branch.(3)

10.65	Form of Issuer Warrant Transaction Letter Agreement entered into by SBA Communications Corporation with Citibank, N.A. and Deutsche Bank AG, London Branch.(3)

12.1	Computation of Ratio/Deficiency of Earnings to Fixed Charges.*

23.1	Consent of Ernst & Young LLP, independent registered certified public accounting firm.*

25.1	Statement of Eligibility of Trustee.*

(1)	Incorporated by reference to the Registration Statement on Form S-1, previously filed by the Registrant (Registration No. 333-76547).
(2)	Incorporated by reference to the Form 8-K, dated March 20, 2007, previously filed by the Registrant.
(3)	Incorporated by reference to the Form 10-Q for the quarter ended March 31, 2007, previously filed by the Registrant.
*	Filed herewith.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boca Raton, state of Florida, on May 16, 2007.

SBA Communications Corporation

By:	/s/ Jeffrey A. Stoops
Name:	Jeffrey A. Stoops
Title:	Chief Executive Officer and President

POWER OF ATTORNEY

Know all men by these presents, that each of the persons whose signature appears below appoints and constitutes Jeffrey A. Stoops and Anthony J. Macaione, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or any of them, or their substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven E. Bernstein	Chairman of the Board of Directors	May 16 , 2007
Steven E. Bernstein

/s/ Jeffrey A. Stoops	Chief Executive Officer and President	May 16, 2007
Jeffrey A. Stoops	(Principal Executive Officer)

/s/ Anthony J. Macaione	Chief Financial Officer	May 16, 2007
Anthony J. Macaione	(Principal Financial Officer)

/s/ Brendan T. Cavanagh	Chief Accounting Officer	May 16, 2007
Brendan T. Cavanagh	(Principal Accounting Officer)

/s/ Brian C. Carr	Director	May 16, 2007
Brian C. Carr

/s/ Duncan H. Cocroft	Director	May 16, 2007
Duncan H. Cocroft

/s/ Philip L. Hawkins	Director	May 16, 2007
Philip L. Hawkins

	Director	May 16, 2007
Jack Langer

	Director	May 16, 2007
Steven E. Nielsen

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Holland & Knight LLP.

12.1	Computation of Ratio/Deficiency of Earnings to Fixed Charges.

23.1	Consent of Ernst & Young LLP, independent registered certified public accounting firm.

25.1	Statement of Eligibility of Trustee.